Exhibit 99

CREDIT AGREEMENT BETWEEN MAGNA INTERNATIONAL INC. as Borrower AND THE BANK OF NOVA SCOTIA as Administrative Agent AND THE BANK OF NOVA SCOTIA, BANK OF AMERICA, N.A., CANADA BRANCH, EXPORT DEVELOPMENT CANADA, BNP PARIBAS SECURITIES CORP. and CITIBANK N.A., CANADA BRANCH as Joint Lead Arrangers and Joint Bookrunners AND BANK OF AMERICA, N.A., CANADA BRANCH as Syndication Agent AND EXPORT DEVELOPMENT CANADA, BNP PARIBAS and CITIBANK N.A., CANADA BRANCH as Documentation Agents AND JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, ROYAL BANK OF CANADA, and THE TORONTO - DOMINION BANK as Senior Managing Agents AND THE FINANCIAL INSTITUTIONS from time to time parties hereto, as Lenders MADE AS OF March 6, 2023 4154 - 0698 - 4773.15

4154 - 0698 - 4773.15 TABLE OF CONTENTS ARTICLE 1 INTERPRETATION 1. Definitions .......................................................................................................................... 2 2. Headings..................................................................................................................... ... .. 23 3. Currency .......................................................................................................................... 23 4. Non - Business Days ......................................................................................................... 23 5. Interest Payments and Calculations ................................................................................ 23 6. Determinations By the Borrower ...................................................................................... 24 7. Terms Generally .............................................................................................................. 24 8. Interest Rate .................................................................................................................... 25 9. Schedules ........................................................................................................................ 25 ARTICLE 2 THE CREDIT FACILITIES 1. Credit Facilities ................................................................................................................ 26 2. Purpose of Credit Facilities .............................................................................................. 26 3. Manner of Borrowing ....................................................................................................... 26 4. Nature of the Credit Facilities .......................................................................................... 26 5. Drawdowns, Conversions and Rollovers ......................................................................... 26 6. Agent’s Obligations with Respect to Advances ............................................................... 27 7. Lenders’ and Agent’s Obligations with Respect to Advances.......................................... 27 8. Irrevocability............................................................................................................... ... ... 27 9. Cancellation or Permanent Reduction of a Credit Facility ............................................... 27 10. Disturbance of Markets .................................................................................................... 27 11. Effect of Benchmark Transition Event ............................................................................. 28 ARTICLE 3 DISBURSEMENT CONDITIONS 1. Conditions Precedent to Effectiveness of Agreement ..................................................... 30 2. Conditions Precedent to Draws Under a Credit Facility................................................... 30 3. Conditions Precedent to Advances..................................................................................31 4. Waiver....................................................................................................................... ... .... 31 ARTICLE 4 EVIDENCE OF DRAWDOWNS 1. Account of Record ........................................................................................................... 31 ARTICLE 5 PAYMENTS OF INTEREST AND STANDBY FEES 1. Interest on Base Rate Canada Advances........................................................................ 31 2. Interest on SOFR Advances ............................................................................................ 32

4154 - 0698 - 4773.15 3. Standby Fee .................................................................................................................... 32 4. Overdue Principal and Interest ........................................................................................ 32 ARTICLE 6 REPAYMENT 1. Mandatory Repayment of Principal – Delayed Draw A Facility ....................................... 33 2. Mandatory Repayment of Principal – Delayed Draw B Facility ....................................... 33 3. Voluntary Repayments and Reductions .......................................................................... 33 4. Payment of Breakage Costs etc. ..................................................................................... 34 ARTICLE 7 PLACE AND APPLICATION OF PAYMENTS 1. Place of Payment of Principal, Interest and Fees............................................................ 34 ARTICLE 8 REPRESENTATIONS AND WARRANTIES 1. Representations and Warranties ..................................................................................... 34 2. Survival of Representations and Warranties ................................................................... 37 ARTICLE 9 COVENANTS 1. Positive Covenants .......................................................................................................... 37 2. Negative Covenants ........................................................................................................ 39 3. Certain ERISA Matters .................................................................................................... 40 ARTICLE 10 DEFAULT 1. Events of Default ............................................................................................................. 42 2. Remedies Upon Default................................................................................................... 46 3. Set - Off ............................................................................................................................. 46 ARTICLE 11 COSTS, EXPENSES AND INDEMNIFICATION 1. Indemnification by the Borrower ...................................................................................... 46 2. Reimbursement by Lenders............................................................................................. 48 3. Waiver of Consequential Damages ................................................................................. 49 4. Payments..................................................................................................................... ... . 49 ARTICLE 12 THE AGENT AND THE LENDERS 1. Appointment and Authority .............................................................................................. 49

4154 - 0698 - 4773.15 2. Rights as a Lender........................................................................................................... 49 3. Exculpatory Provisions .................................................................................................... 50 4. Reliance by Agent............................................................................................................ 50 5. Indemnification of Agent .................................................................................................. 51 6. Delegation of Duties ........................................................................................................ 51 7. Successor Agents............................................................................................................ 51 8. Non - Reliance on Agent and Other Lenders..................................................................... 52 9. Collective Action of the Lenders ...................................................................................... 52 10. No Other Duties, etc. ....................................................................................................... 52 11. Payments by the Borrower .............................................................................................. 52 12. Knowledge and Required Action ..................................................................................... 53 13. Request for Instructions................................................................................................... 53 14. Actions by Lenders .......................................................................................................... 53 15. Provisions for Benefit of Lenders Only ............................................................................ 55 16. Payments by Agent.......................................................................................................... 55 17. Acknowledgements, Representations and Covenants of Lenders .................................. 56 18. Rights of Agent ................................................................................................................ 57 19. Non - Funding Lenders ...................................................................................................... 58 20. Sharing of Payments by Lenders..................................................................................... 59 21. Agent’s Clawback ............................................................................................................ 59 22. Erroneous Payment ......................................................................................................... 60 ARTICLE 13 TAXES AND CHANGE OF CIRCUMSTANCES 1. Change of Circumstances ............................................................................................... 61 2. Taxes ............................................................................................................................. .. 64 3. Illegality ............................................................................................................................ 66 ARTICLE 14 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS 1. Successors and Assigns Generally ................................................................................. 66 2. Assignment by Lenders ................................................................................................... 66 3. Register ........................................................................................................................... 67 4. Participations ................................................................................................................... 68 ARTICLE 15 GENERAL 1. Nature of Obligations under this Agreement.................................................................... 68 2. Addresses, Etc. for Notices ............................................................................................. 69 3. Governing Law and Submission to Jurisdiction ............................................................... 69 4. Judgment Currency ......................................................................................................... 70 5. Survival ............................................................................................................................ 71 6. Severability ...................................................................................................................... 71 7. Whole Agreement ............................................................................................................ 71 8. Further Assurances ......................................................................................................... 71 9. Waiver of Jury .................................................................................................................. 71

4154 - 0698 - 4773.15 10. Counterpart; Integration; Effectiveness; Electronic Execution......................................... 71 11. Treatment of Certain Information; Confidentiality ............................................................ 72 12. Time of the Essence ........................................................................................................ 73 13. Delivery by Facsimile Transmission ................................................................................ 73 14. Termination of Agreement ............................................................................................... 73 15. Anti - Money Laundering Legislation ................................................................................. 73 16. Acknowledgement and Consent to Bail - In of EEA Financial Institutions ......................... 73 SCHEDULES Schedule A Schedule B Schedule C Schedule D Schedule E Schedule F – Lenders and Commitments – Notice of Request for Advance, Conversion or Rollover – Repayment Notice – Compliance Certificate – Excluded Subsidiaries – Assignment and Assumption Agreement

CREDIT AGREEMENT THIS AGREEMENT is made as of March 6, 2023. B E T W E E N: MAGNA INTERNATIONAL INC. , a corporation existing under the laws of the Province of Ontario (hereinafter referred to as the “ Borrower ”) - and - THE BANK OF NOVA SCOTIA , in its capacity as Agent (hereinafter referred to as the “ Agent ”) - and - Each financial institution from time to time party to this Agreement and shown as a Lender on the signature pages hereto (hereinafter in such capacities individually referred to as a “ Lender ” and collectively in such capacities referred to as the “ Lenders ”) WHEREAS the Borrower has requested the Credit Facilities and the Lenders have agreed to provide the Credit Facilities to the Borrower on the terms and conditions herein set forth; AND WHEREAS The Bank of Nova Scotia will be the Agent as contemplated by Section 13.1; AND WHEREAS the Borrower, the Agents and the Lenders have agreed to enter into this Agreement on the terms contained herein; NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

- 2 - ARTICLE 1 INTERPRETATION 1.1 D e fini t i o n s In this Agreement un l ess something i n the sub j ect matter or context is inconsistent there w i th : " Addition a l C o mp e n sa ti o n " has the meaning given to such te r m i n Sec t i on 1 3. 1 . 4154 - 0698 - 4773.15 " Adjust e d T e rm SOFR " mean w i t h res sum of i Term SOFR plus (ii) o f fo r three - month, an 1 us e erm SOFR shall be less deemed to be the Floor. tenor , the per annum rate e ua l to the for one - month, for s i x - mon t hs p rov , e hat i f JUS ed Term SOFR shall be " Administr a tiv e Qu e stionn a ir e " means an admin i s tr at i ve ques t i onnaire in a form supplied by the Agent. " Adv a n ce " means a bo r ro w i ng by the Bor r o w er by w ay of a Base R a t e Canada Advance , a SO F R Advance and any reference re l ating to the amount o f Advances shall mean the sum o f the principal amount of all outstanding Base Rate Canada Advances , and SO F R Advances , w hether as a result of a Dra w do w n , Conversion, Rollover or deemed advance. " Affili a t e " means , w ith respect to a specified Pe r son , anothe r Person that d ir ec t l y or i nd ir ectly through one or more i nte r med i ar i es , Controls or is Con t ro ll ed by or i s under common Control wi th the Person specified. " Ag e nt " means BNS in its capacity as adm i n i s t r ative agent for the L enders, including any successor agent pursuant to Sec t i on 12. 7 . " Ag e nt ' s Paym e nt Br a n c h " means the branch o f the Agent l ocated at The Bank of Nova Scotia , Corporate Credit Services, 150 King St. Wes t , 6th Floo r , To r on t o , On t a r io , Canada, MSH 1J9 or such other office that the Agent may from time to time designate by notice to the Bor r o w e r and the L ende r s . " Agreement " means this agreement , the schedules and all amendments made hereto in accordance w ith the p r ovis i ons he r eof , as amended , rev i sed , r eplaced , supplemented or r esta t ed f rom t i me to t i me . " Anti - Corruption Laws " means the Un i ted States Foreign Co r rupt P r act i ces Act of 1977, the U. K. B ri bery Act 201 0 and all other sim i lar l a w s , rules and regulations of any jurisdiction a p plicab l e to the Bo r ro w e r and its Subsid i ar i es concern i ng or r elat i ng to bribery or corruption. " Appli c able Law " means, i n respect of any Person , pro p erty , transaction or event , all a pp licab l e l a w s , statu t es , ru l es , by - l a w s and r egu l ations , and a ll ap p l i cab l e official directives, o r de r s , judgments and decrees o f Governmental Bodies but solely to the extent they have the force o f la w ( and, i n the case of Sec t i on 14.1 on l y, w hethe r or not

- 3 - having the force of law, so long as banks or non - bank lenders, as the case may be, customarily comply therewith). “ Applicable Margin ” means, at any particular time, the percentage rate per annum determined in the table below based on the Credit Rating. The Applicable Margin to be applied with respect to an Advance, Conversion or Rollover shall be the Applicable Margin on the relevant date of the Advance, Conversion or Rollover, as the case may be. The Applicable Margin shall change on the day (the “ Applicable Margin Adjustment Date ”) in which the Agent becomes aware of a change in the Credit Rating. The Borrower shall, upon becoming aware of a change to the Credit Rating, provide notice of such change to the Agent. Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date: Delayed Draw A Facility: Delayed Draw B Facility: “ Applicable Margin Adjustment Date ” has the meaning set forth in the definition of Applicable Margin. “ Approval Instrument ” has the meaning given to such term in Section 12.14(d ). Level Credit Rating: Fitch and S&P/ Moody’s SOFR Rate Margin Base Rate Canada Margin Standby Rate I II III IV V VI Level Credit Rating: Fitch and S&P/ Moody’s SOFR Rate Margin Base Rate Canada Margin Standby Rate I II III IV V VI 4154 - 0698 - 4773.15

4154 - 0698 - 4773.15 - 4 - “ Assignment and Assumption ” means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Agent, in substantially the form of Schedule F or any other form approved by the Agent. “ Available Tenor ” means, as of any date of determination and with respect to the then - current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then - removed from the definition of “Interest Period” pursuant to Section 2.11(d). “ Bail - In Action ” means the exercise of any Write - Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution. “ Bail - In Legislation ” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail - In Legislation Schedule. “ Basel III ” means (i) the agreements on capital requirements, leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and (ii) any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”. “ Base Rate Canada ” means, at any particular time, the greater of (a) the annual rate of interest, designated as the “Base Rate Canada”, which the Agent establishes at its principal office in Toronto as the reference rate of interest in order to determine interest rates it will charge at such time for loans in U.S. dollars made to its customers in Canada, such rate to be adjusted automatically and without the necessity of any notice to the Borrower upon each change to such rate and (b) the Federal Funds Rate at such time plus ½ of 1% per annum. “ Base Rate Canada Advance ” means, at any particular time, any Advance which is outstanding at such time and in respect of which interest is to be calculated based on the Base Rate Canada and “Base Rate Canada Advances” means, at any particular time, all Base Rate Canada Advances at such time. “ Base Rate Canada Margin ” means, for any period, the percentage rate per annum applicable to that period as indicated below the reference to “Base Rate Canada Margin” in the pricing grid in the definition of “Applicable Margin”. “ Benchmark ” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference

4154 - 0698 - 4773.15 - 5 - Rate or the then - current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.11(d). “ Benchmark Replacement ” means the sum of (a) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then - prevailing market convention for determining a benchmark rate as a replacement to the then - current Benchmark for Dollar - denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment; provided that, if such Benchmark Replacement as so determined would be less than the Floor, such Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement. “ Benchmark Replacement Adjustment ” means, with respect to any replacement of the then - current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then - prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar - denominated syndicated credit facilities. “ Benchmark Replacement Date ” means the earliest to occur of the following events with respect to the then - current Benchmark: (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or (a) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non - representativeness or non - compliance will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date. For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (a) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then -

4154 - 0698 - 4773.15 - 6 - current Available Tenors of such Benchmark (or the published component used in the calculation thereof). “ Benchmark Transition Event ” means the occurrence of one or more of the following events with respect to the then - current Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or (c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative. For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then - current Available Tenor of such Benchmark (or the published component used in the calculation thereof). “ Benchmark Unavailability Period ” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder in accordance with Section 2.11, and (b) ending at the time that a Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder in accordance with Section 2.11. “ BNS ” means The Bank of Nova Scotia. “ Borrower ” means Magna International Inc., an Ontario corporation, including its successors and assigns.

4154 - 0698 - 4773.15 - 7 - “ Borrower’s Counsel ” means Osler, Hoskin & Harcourt LLP. “ Breakage Costs ” means all reasonable costs, losses and expenses incurred by any Lender by reason of the liquidation or deployment of deposits or other funds, the breakage of SOFR contracts, all as set out in a certificate delivered to the Borrower by any Lender entitled to receive such reimbursement. “ Business Day ” shall mean any day other than a Saturday or a Sunday on which banks generally are open for business in Toronto, Ontario, and when used in respect of Base Rate Canada Advances, shall mean any day other than a Saturday or a Sunday on which banks are generally open for business in Toronto, Ontario and New York, New York and when used in connection with a SOFR Advance, or any other calculation or determination involving SOFR, the term “Business Day” means any day of the year, other than a Saturday, Sunday or other day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities. “ Canadian Dollars ”, “ Cdn. Dollars ”, “ Cdn.$ ” and “ $ ” means the lawful money of Canada. “ Capital Lease Obligations ” means, with respect to any Person, the obligations of such Person which are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, and for purposes of this Agreement, the amount of such obligations shall in each case be the capitalized amount thereof, determined in accordance with GAAP. “ Cash Equivalents ” means marketable direct obligations issued by, or unconditionally guaranteed by, the governments of Canada or any province thereof or the United States or any agency or instrumentality of any of them, and backed by the full faith and credit of Canada or such province or the United States, as the case may be, in each case maturing within one year from the date of acquisition. “ Change of Law ” has the meaning given to such term in Section 13.1. “ Closing Date ” means March 6, 2023 or such later date as may be agreed to by the parties hereto. “ Code ” means the United States Internal Revenue Code of 1986 , as amended, and the rules and regulations promulgated thereunder. “ Commitment ” means, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has covenanted to make as set forth in Schedule A to this Agreement (which may be amended and distributed to all parties by the Agent from time to time). “ Compliance Certificate ” means the certificate required pursuant to Section 9.1(i), substantially in the form annexed as Schedule D and signed by a senior officer of the Borrower.

4154 - 0698 - 4773.15 - 8 - “ Conforming Changes ” means with respect to either the use of administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “Interest Period,” the definition of “U.S. Government Securities Business Day”, the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement). “ Contaminants ” means any biological, chemical or physical agent which is regulated, prohibited, restricted or controlled under any Environmental Laws including, without limitation, any petroleum products, chemicals, contaminants, pollutants, emissions, effluents, wastes and toxic, hazardous, dangerous or potentially toxic, hazardous or dangerous substances or materials as such terms are defined in Environmental Laws. “ Control ” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or polices of a Person, whether through the ability to exercise voting power, by contract or otherwise. “ Controlling ” and “ Controlled ” have corresponding meanings. “ Controlled Group ” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or is a member of an “affiliated service group” with a U.S. Subsidiary of the Borrower within the meaning of Section 414(b),(c) or (m) of the Code, or required to be aggregated with a U.S. Subsidiary of the Borrower under Section 414(o) of the Code, or is under “common control” with a U.S. Subsidiary of the Borrower, within the meaning of Section 4001(a)(14) of ERISA. “ Conversion ” means a conversion of an Advance pursuant to Section 2.5(a). “ Conversion Date ” means the date specified by the Borrower as being the date on which the Borrower has elected to convert one type of Advance into another type of Advance and which shall be a Business Day . “ Credit Facilities ” means the Delayed Draw A Facility and the Delayed Draw B Facility and “ Credit Facility ” means either of them. “ Credit Rating ” means a rating of the credit quality of the Borrower based upon ratings established by S&P, Fitch or Moody’s upon the following basis: (a) for each of S&P, Fitch and Moody’s, the relevant rating shall be: (i) the rating by such credit rating agency of the credit quality of the senior unsecured long - term debt of the Borrower, or (ii) if such rating is not available from such credit rating agency, the issuer credit rating or the general corporate credit rating of the Borrower by such credit rating agency, or (iii) if the aforesaid ratings are not

4154 - 0698 - 4773.15 - 9 - available from such credit rating agency, the rating one gradation above the rating of the credit quality of the subordinated debt of the Borrower by such credit rating agency, or (iv) if none of the aforesaid ratings are available from such credit rating agency, the Borrower and the Lenders shall negotiate in good faith to amend this definition to adopt a substitute rating for such credit rating agency and, pending such amendment, the credit rating shall be the last rating by such credit rating agency and, if the Borrower and the Lenders are unable to negotiate such an amendment within thirty (30) days following the date on which the aforesaid credit ratings have ceased to be available from such credit rating agency, the rating for such credit rating agency shall be deemed to be a rating less than BB+ or Ba1; (b) if the Borrower is split - rated and the ratings differential between the highest rating and the next highest rating is one level, the highest of the ratings shall apply; (c) if the Borrower is split - rated and the ratings differential between the highest rating and the next highest rating is more than one level, the rating that is one level lower than the highest of the ratings shall be used; and (d) if the Borrower is rated by only one of S&P, Fitch or Moody’s, then that single rating shall be used. “ Default ” means any event which, but for the lapse of time or the giving of notice or both, would constitute an Event of Default. “Delayed Draw A Facility” shall have the meaning ascribed to such term in Section 2.1(a). “ Delayed Draw A Lenders” means those Lenders designated as such in Schedule A annexed hereto providing the Delayed Draw A Facility to the Borrower pursuant to this Agreement, and their successors and permitted assigns . “Delayed Draw B Facility” shall have the meaning ascribed to such term in Section 2.1(b). “ Delayed Draw B Lenders” means those Lenders designated as such in Schedule A annexed hereto providing the Delayed Draw B Facility to the Borrower pursuant to this Agreement, and their successors and permitted assigns . “ Drawdown ” means the advance of a Base Rate Canada Advance or a SOFR Advance. “ Drawdown Date ” means the date on which a Drawdown is made by the Borrower pursuant to the provisions hereof and which shall be a Business Day. “ Drawdown Notice ” means the notice of request for advance, conversion or rollover substantially in the form annexed hereto as Schedule B to be given to the Agent by the Borrower pursuant to Section 2.5. “ Draw Expiration Date ” means the earlier of (i) September 19, 2023, but should the closing date of the Veoneer Acquisition be extended as contemplated in the equity purchase agreement among Magna US Holding, Inc., Magna Metalforming GMBH,

4154 - 0698 - 4773.15 - 10 - Magna International Inc. and Veoneer Holdco, LLC, December 19, 2023, and (ii) the termination of the Veoneer Acquisition . “ EEA Financial Institution ” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “ EEA Member Country ” means any of the member states of the European Union, Iceland, Liechtenstein and Norway. “ EEA Resolution Authority ” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution. “ Eligible Assignee ” means any Person (other than a natural person, the Borrower or any Affiliate of the Borrower), in respect of which any consent that is required by Section 14.2 has been obtained. “ Environmental Approval ” means any approval, permit, order, consent or other authorization issued or granted by any Governmental Body under applicable Environmental Laws. “ Environmental Laws ” means applicable federal, provincial, state, local, municipal, governmental or quasi - governmental laws, by - laws, rules, regulations and orders made or given under Applicable Law, policies, guidelines, directives and decisions (so long as a duly diligent Person would, in the conduct of its business, be reasonably required to comply therewith) and other lawful requirements concerning occupational or public health and safety or the environment (including, without limitation, the use, handling, transportation, production, disposal, discharge or storage of any Contaminants) and any lawful order, injunction, judgment, declaration, notice or demand issued thereunder. “ Equivalent Amount ” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the Bank of Canada 4:30 p.m. spot rate for the previous Business Day with respect to which such computation is required for the purpose of this Agreement. “ ERISA ” means the Employee Retirement Income Security Act of 1974 (United States), as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time; references to sections of ERISA also refer to any successor sections. “ ERISA Event ” shall mean (i) a “Reportable Event” described in section 4043 of ERISA and the regulations issued thereunder other than one for which the PBGC has waived the statutory notice requirement under regulation or in other guidance, (ii) the withdrawal of a U.S. Subsidiary of the Borrower or any member of the Controlled Group from a Pension Plan during a plan year in which it was a “substantial employer” as defined in section 4001(a)(2) of ERISA or from a Multiemployer Plan, (iii) the filing of a notice of

4154 - 0698 - 4773.15 - 11 - intent to terminate a Pension Plan or the treatment of a Pension Plan amendment as a termination under section 4041 of ERISA, (iv) the institution of proceedings to terminate a Pension Plan by the PBGC or (v) any other event or condition which constitutes grounds under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan. “ EU Bail - In Legislation Schedule ” means the EU Bail - In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time. “ Event of Default ” means any of the events or circumstances described in Section 10.1. “ Excluded Indebtedness ” means indebtedness owed by the Borrower or a Restricted Subsidiary to the Borrower or a Restricted Subsidiary and indebtedness owed by the Borrower or a Restricted Subsidiary to any bank, financial institution or other lender (an “ FI Creditor ”) to the extent that the Borrower or Restricted Subsidiary has deposits with such FI Creditor sufficient to repay such indebtedness and such FI Creditor has an unrestricted right to access such deposits to pay such indebtedness. “ Excluded Subsidiaries ” means those Subsidiaries of the Borrower identified from time to time by the Borrower as an excluded subsidiary subject to compliance by the Borrower with the terms of Section 9.1(m). As of the date of this Agreement, the Excluded Subsidiaries are as set forth on Schedule E hereto. “ Excluded Taxes ” means, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) taxes imposed on or measured by its net income, profits, gross receipts or net worth, capital taxes and franchise taxes imposed on it, in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located or by the jurisdiction in which the person is maintaining a permanent establishment or fixed base, or (ii) that are Other Connection Taxes, and (b) any branch profits taxes or any similar tax imposed by any jurisdiction described in clause (a) in which such Lender is located or in which such Lender is maintaining a permanent establishment or fixed base. “ Federal Funds Effective Rate ” means, for any day, an annual rate of interest, expressed on the basis of a year of three - hundred and sixty (360) days, equal, for each day during such period, to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published for such day (or, if such day is not a Business Day, for the preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the simple average of the quotations for that day for such transactions received by the Agent from three United States federal funds brokers of recognized standing selected by it. “ Final Repayment Date – Delayed Draw A ” means the earliest of (i) the day following the Draw Expiration Date should there be no Advance pursuant to the Delayed Draw A Facility, (ii) three years following the Advance pursuant to the Delayed Draw A Facility, (iii) and the date on which the Credit Facilities are terminated pursuant to Section 15 . 14 .

- 12 - “ Final Repayment Date – Delayed Draw B ” means the earliest of (i) the day following the Draw Expiration Date should there be no Advance pursuant to the Delayed Draw B Facility, (ii) five years following the Advance pursuant to the Delayed Draw B Facility, (iii) and the date on which the Credit Facilities are terminated pursuant to Section 15.14. . “ Fiscal Quarter ” means each successive three - month period of the Borrower’s Fiscal Year ending on or about March 31 , June 30 , September 30 and December 31 in each fiscal year . “ Fiscal Year ” means the fiscal year of the Borrower, being the twelve - month period ending on December 31 of each year. “ Fitch ” means Fitch, Inc. or its successors. “ Floor ” means the rate per annum of interest equal to . “ F . R . S . Board ” means the Board of Governors of the Federal Reserve System of the United States or any successor thereto . “ Funded Indebtedness ” means, at any particular time, the aggregate, without duplication, of (i) the Restricted Subsidiaries’ indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers’ acceptances, but excluding Subordinate Debt) at such time but not including indebtedness owing pursuant to this Agreement, (ii) Capital Lease Obligations of the Restricted Subsidiaries at such time, and (iii) contingent liabilities of the Restricted Subsidiaries at such time with respect to indebtedness for borrowed money of a Person other than the Borrower or any of its Subsidiaries, but excluding any lease, concession or license of property which is considered an operating lease right - of use liability under GAAP as a result of the implementation and effectiveness of ASC - 842 - Leases , all determined on a consolidated basis in accordance with GAAP except as expressly provided for herein. “ GAAP ” means generally accepted accounting principles prevailing in the United States of America as at the date of this Agreement (unless otherwise specifically stated herein). “ generally accepted accounting principles ” means generally accepted accounting principles prevailing in the United States of America from time to time. “ Governmental Body ” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limiting the foregoing) any other law - making, regulation - making or rule - making entity (including, without limitation, the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements and any central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances, or any Person acting under the authority of any of the foregoing (including, without limitation, any arbitrator). “ Grantor ” has the meaning given to such term in Section 14.4. “ Indemnified Taxes ” means Taxes other than Excluded Taxes. 4154 - 0698 - 4773.15

4154 - 0698 - 4773.15 - 13 - “ Indebtedness ” means, with respect to any Person at any particular time, the aggregate amount of all indebtedness and liabilities (excluding deferred taxes) of such Person which would, in accordance with generally accepted accounting principles, be reflected on a balance sheet of such Person at that time, together with, without duplication, all indebtedness created or arising under any conditional sales agreement, provided that if the rights and remedies of the seller or lender under such agreement in the event of the default are limited to repossession or sale of property, such indebtedness shall be deemed to be in an amount equal to the lesser of (A) the amount of such indebtedness and (B) the book value of such property; provided that for the purpose of computing the Indebtedness of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depository in trust the necessary funds (or evidences of other indebtedness, or other securities, if permitted by the instrument creating such indebtedness) for the payment, redemption or satisfaction of such indebtedness, and such funds and evidences of indebtedness or other security so deposited shall not be included in any computation of the assets of such Person made for purposes of this Agreement. “ Insolvency Legislation ” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re - adjustment of debt, dissolution or winding - up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Canada Deposit Insurance Corporations Act (Canada), the Winding - Up and Restructuring Act (Canada) and the Bankruptcy Code (United States). “ Intellectual Property ” means trade marks, trade mark applications, trade names, certification marks, patents, patent applications, copyrights, copyright interests and industrial designs . “ Interbank Reference Rate ” means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks. “ Interest Payment Date ” means, (a) with respect to each Base Rate Canada Advance, the twenty - second (22 nd ) day of each calendar month; and (b) with respect to each SOFR Advance, the last Business Day of each applicable Interest Period and, if any Interest Period is longer than ninety (90) days, the last business Day of each such ninety (90) day period during such Interest Period. “ Interest Period ” means, (a) with respect to each Base Rate Canada Advance, the period commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be, and terminating on the date selected by the Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance; and

4154 - 0698 - 4773.15 - 14 - (b) with respect to a SOFR Advance, the period commencing on the date an Advance of SOFR Advances is advanced, continued, or created by conversion and ending in the case of Term SOFR, the period commencing on the date of such Advance and ending on the numerically corresponding day in the calendar month that is 1, 3 or 6 months thereafter, as specified in the applicable Drawdown Notice or interest election request; provided that: (a) no Interest Period shall extend beyond the final maturity date of the relevant Advance; (b) whenever the last day of any Interest Period would otherwise be a day that is not a Business Day, the last day of such Interest Period shall be extended to the next succeeding Business Day, provided that, if such extension would cause the last day of an Interest Period for an Advance of SOFR Advances to occur in the following calendar month, the last day of such Interest Period shall be the immediately preceding Business Day; (c) for purposes of determining an Interest Period for a SOFR Advance, a month means a period starting on one (1) day in a calendar month and ending on the numerically corresponding day in the next calendar month; provided, that if there is no numerically corresponding day in the month in which such an Interest Period is to end or if such an Interest Period begins on the last Business Day of a calendar month, then such Interest Period shall end on the last Business Day of the calendar month in which such Interest Period is to end; and (d) no tenor that has been removed from this definition pursuant to Section 2.11(d) below shall be available for specification in such Drawdown Notice “ Judgment Conversion Date ” has the meaning set forth in Section 15.4(a)(i i). “ Judgment Currency ” has the meaning set forth in Section 15.4(a). “ Lender - Related Distress Event ” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a “ Distressed Person ”), a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Body), or such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Body having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority, provided that a Lender - Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interest in such Distressed Person by any Governmental Body. For purposes of this definition, control of

4154 - 0698 - 4773.15 - 15 - a Person shall have the same meaning as in the last sentence of the definition of “ Affiliate ”. “ Lenders ” means the Persons designated in Schedule A annexed hereto as either a Delayed Draw A Lender or a Delayed Draw B Lender and any reference to “ Lender ” in this Agreement may mean that Lender in its capacity as a Delayed Draw A Lender or a Delayed Draw B Lender, as the case may be, if the context so requires and “ Lender ” means any one of the Lenders and includes each of their successors and permitted assigns. “ Lending Office ” means, with respect to a particular Lender, the branch or office specified in Schedule A from which such Lender makes Advances and to which the Agent disburses payments received for the benefit of such Lender. “ Lien ” means any mortgage, lien, pledge, assignment, charge, security interest, lease that secures a Capital Lease Obligation, conditional sale agreement, right reserved in any Governmental Body, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance and includes any contractual restriction which, if contravened, may give rise to such an encumbrance and any agreement to give any of the foregoing. “ Magna Group ” means the Borrower and all other Restricted Subsidiaries of the Borrower taken as a whole and “ member of the Magna Group ” means the Borrower or any other Restricted Subsidiary of the Borrower. “ Majority Lenders ” means Lenders holding greater than 51% of the Commitments under the Credit Facilities provided that should there only be two Lenders then “Majority Lenders” shall mean both such Lenders; provided however that in the event that the Commitments have been terminated, “Majority Lenders” shall be based on Lenders whose aggregate Advances outstanding at such time are at least 51% of all outstanding Advances. “ Material Adverse Effect ” means a negative impact on the business or financial condition of the Borrower on a consolidated basis which would (i) reduce Tangible Net Worth by 10% or more; and (ii) materially adversely affect the Borrower’s ability to perform its payment obligations under this Agreement. “ Material Authorization ” means, with respect to any Person, any Environmental Approval or approval, permit, licence or similar authorization from, and any filing or registration with, any Governmental Body required by such Person to own, hold under licence or lease its property and assets or to carry on its business in each jurisdiction in which it does so. “ Maturity Date ” means the last day of an Interest Period. “ Moody’s ” means Moody’s Investor Services, Inc. or its successor. “ Multiemployer Plan ” shall mean a Pension Plan defined as such in section 3(37) or 4001(a)(3) of ERISA. “ Non - Consenting Lender ” has the meaning given to such term in Section 12.14(e ).

4154 - 0698 - 4773.15 - 16 - “ Non - Funding Lender ” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder, or (ii) that has given verbal or written notice to the Borrower, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender - Related Distress Events has occurred, or (iv) that has become the subject of a Bail - In Action, or (v) with respect to which an Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities. “ Obligations ” means, collectively, all indebtedness, liabilities and other obligations of the Borrower to the Lenders, the Agent or any of them hereunder (including any amendments or supplements hereto) or under any other document (including any amendments or supplements thereto) delivered pursuant to this Agreement, whether actual or contingent, direct or indirect, matured or not, now existing or arising hereafter. “ Other Connection Taxes ” shall mean, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of the Borrower hereunder or under this Agreement, Taxes imposed as a result of a present or former connection between such person and the jurisdiction imposing such Tax (other than connections arising from such person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to this Agreement or enforced this Agreement). “ Other Taxes ” means all present or future stamp, court or documentary, intangible, recording, filing or similar taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery, performance, registration or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement. “ Participant ” shall have the meaning ascribed to such term in Section 14.4. “ PBGC ” shall mean the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions. “ Pension Plan ” means a “pension plan”, as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA, and to which a U.S. Subsidiary of the Borrower or any corporation, trade or business that is, along with a U.S. Subsidiary of the Borrower, a member of a Controlled Group, may have liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA or, in the case of a multiple employer plan (as described in section 4064(a) of ERISA), has made contributions at any time during the immediately preceding five plan years but does not include a Multiemployer Plan.

4154 - 0698 - 4773.15 - 17 - “ Permitted Encumbrances ” means any one or more of the following with respect to the Magna Group: (a) Liens for Taxes, assessments or governmental charges or for utilities arising or incurred in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which (i) the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor, or (ii) security has been provided to the Lenders which is adequate to ensure payment, or (iii) such Liens do not exceed $25,000,000 in the aggregate; (b) construction, mechanics, carriers, warehousemen, workers, repairers’, materialmen’s or other like possessory Liens and Liens in respect of vacation pay, workers’ compensation, unemployment insurance or similar statutory obligations, provided the obligations secured by such Liens are not yet due and payable and, in the case of construction Liens, which have not yet been filed, or, with respect to any Lien described above, the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which (i) the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor or (ii) security has been provided to the Lenders which is adequate to ensure payment, or (iii) such Liens do not exceed $25,000,000 in the aggregate; (c) Liens arising from court or arbitral proceedings, the validity of which is being contested in good faith by the applicable member of the Magna Group and in respect of which the applicable member of the Magna Group has established on its books reserves considered by it to be adequate therefor; (d) pledges or deposits of money or securities made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations; (e) deposits to secure public or statutory obligations or in connection with any matter giving rise to a Lien described in (b) above or (i) below; (f) deposits of cash or securities in connection with any appeal, review or contestation of any Lien, or any matter giving rise to a Lien, described in (a) or (c) above; (g) Purchase Money Security Interests; (h) security given by the applicable member of the Magna Group to a public utility or any Governmental Body, when required by such utility or Governmental Body in connection with the operations of the applicable member of the Magna Group in the ordinary course of its business, which singly or in the aggregate do not materially impair the use of the asset concerned in the operation of the business of the applicable member of the Magna Group; (i) rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the

4154 - 0698 - 4773.15 - 18 - same, to take action which results in an expropriation, to approve or designate a purchaser of any real property or to require annual or other payments as a condition to the continuance thereof; (j) zoning laws and building or land use restrictions, development agreements, subdivision agreements, site plan agreements, easements, rights of way, servitudes, leases, minor encroachments or other similar encumbrances or privileges in respect of real property which in the aggregate do not materially impair the use of such property by the applicable member of the Magna Group in the operation of its business; (k) the reservation in any original grants from the Crown of any land or interest therein; (l) any Lien on the assets of any member of the Magna Group provided the Lenders are provided with a Lien ranking pari passu with such Lien; (m) Liens not otherwise specified in this definition existing as of the date hereof and securing an aggregate amount not to exceed US$100,000,000; (n) Liens not otherwise specified by this definition granted by the Borrower and the Restricted Subsidiaries on their respective property and assets provided that the aggregate amount so secured does not at any time exceed an amount equal to 40% of Tangible Net Worth at such time; (o) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the applicable member of the Magna Group; (p) rights and interests created by notice registered by any transportation authority with respect to proposed roads or highways which do not materially impair the use of real property owned or leased by the applicable member of the Magna Group in the operation of the business of the applicable member of the Magna Group; (q) the granting by the applicable member of the Magna Group in the ordinary course of its business of any lease, sub - lease, tenancy or right of occupancy to any person in respect of real property owned or leased by the applicable member of the Magna Group; (r) any Lien to secure Indebtedness of any Restricted Subsidiary owing by it to the Borrower or to any other Restricted Subsidiary; (s) any other Lien which the Lenders approve in writing as a Permitted Encumbrance; and (t) Liens to secure any new or successive renewals, extensions or refinancings, in whole or in part, of any Indebtedness secured by Liens which are Permitted Encumbrances; provided, however, that (i) such new Lien shall be limited to all or part of the same property or assets that secured the original Lien plus improvements or alterations to such property or assets, and (ii) Indebtedness

4154 - 0698 - 4773.15 - 19 - secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount of the Indebtedness secured by such Lien immediately prior to the time of such renewal, extension or refinancing, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, extension or refinancing. “ Person ” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Body or other entity. “ Proportionate Share ” means in respect of each Lender from time to time, (a) with respect to a Credit Facility, the percentage of such Credit Facility which a Lender has agreed to advance to the Borrower, determined by dividing the Lender’s Commitment in respect of such Credit Facility by the aggregate of all of the Lenders’ Commitments with respect to such Credit Facility, and, with respect to an Advance, means the Proportionate Share of a Credit Facility under which such Advance is made, and (b) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender. “ PTE ” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time. “ Purchase Money Security Interest ” means any Lien given, assumed or arising by operation of law, including leases that secure Capital Lease Obligations, by any member of the Magna Group to provide or secure, or to provide the obligor with funds to pay, up to but not to exceed 100% of the consideration for the acquisition, construction or improvement of property or assets, provided the principal amount of the obligation secured by such Lien does not exceed the capital cost of such acquisition, construction or improvement, and such Lien attaches only to the property and assets, as applicable, being acquired, constructed or improved, as applicable by the obligor. “ Related Party ” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees and agents of such Person and of such Person’s Affiliates. “ Repayment Notice ” means the notice substantially in the form annexed hereto as Schedule C. “ Replacement Lender ” has the meaning given to such term in Section 12.14(e ). “ Restricted Subsidiaries ” means all existing and future Subsidiaries of the Borrower but excluding the Excluded Subsidiaries which Excluded Subsidiaries are, as of the date of this Agreement, set forth on Schedule E hereto. “ Relevant Governmental Body " means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto. “ Rollover ” means the rollover of a maturing SOFR Advance into a new SOFR Advance. “ Rollover Date ” means the date of commencement of a new Interest Period applicable to a SOFR Advance that is being rolled over.

4154 - 0698 - 4773.15 - 20 - “ Sanction Laws ” means trade or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control (“ OFAC ”) of the U.S. Department of the Treasury or similar trade or financial sanctions imposed, administered or enforced by (a) the U.S. Department of State pursuant to the International Emergency Economic Powers Act , Trading with the Enemy Act , United Nations Participation Act , Foreign Narcotics Kingpin Designation Act , Comprehensive Iran Sanctions, Accountability, and Divestment Act , Iran Threat Reduction and Syria Human Rights Act and related executive orders and regulations, (b) Her Majesty’s Treasury of the United Kingdom, (c) the European Union, (d) United Nations Security Council, or (e) Canada. “ Sanctioned Person ” means any Person currently named on OFAC’s List of Specially Designated Nationals and Blocked Persons or any entity that is 50% or more owned by such Person; the Sanctioned Entities List maintained by the U.S. Department of State; the consolidated list of persons, groups and entities subject to European Union financial sanctions maintained by the European Union External Action Committee; the Consolidated List of Financial Sanctions Targets maintained by Her Majesty’s Treasury of the United Kingdom; the Compendium of United Nations Security Council Sanctions Lists or any Canadian Governmental Body. “ S&P ” means Standard & Poor’s Rating Services, a division of The McGraw - Hill Companies, Inc. or its successor. “ Senior Management ” means all senior officers of the Borrower. “ SOFR ” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). “ SOFR Advance ” means an Advance in United States Dollars bearing interest based on Adjusted Term SOFR. " SOFR Margin " means, with respect to SOFR Advances, the applicable percentage rate per annum indicated below the references to "SOFR" in the pricing grid in the definition of "Applicable Margin". “ Subordinate Debt ” means, at any particular time, the amount of the unsecured Indebtedness of the Borrower or a Restricted Subsidiary, as applicable, at such time, the repayment of the principal and interest of which is subordinate to the Obligations, determined on a consolidated basis in accordance with GAAP unless (i) any of the principal amount thereof is required to be repaid by its terms (excluding voluntary repayments) prior to the Final Repayment Date – Delayed Draw B (being March 6, 2028) and (ii) the holder of such Indebtedness is entitled to demand repayment in cash or cash equivalents. “ Subsidiary ” means, in respect of any Person that is a company or corporation, a “subsidiary” of such Person as defined in the Business Corporations Act (Ontario) as in force on the date hereof, and “ Subsidiaries ” means all Subsidiaries of such Person and for greater certainty includes any Person which is subject to the direct or indirect voting control of another Person.

4154 - 0698 - 4773.15 - 21 - “ Tangible Net Worth ” means, at any particular time, Total Equity at such time less the aggregate book value of intangible assets (including, without limitation, (i) goodwill and (ii) Intellectual Property in excess of $100,000,000) of the Borrower at such time, all as determined on a consolidated basis in accordance with GAAP. “ Taxes ” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value - added taxes, capital taxes, franchise taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date hereof or at any time in the future, by any Governmental Body of or within Canada, the United States or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon. “ Terminated Lender ” has the meaning given to such term in Section 12.14(e ). “ Term SOFR ” means, for the applicable tenor, the Term SOFR Reference Rate on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Banking Days prior to in the case of SOFR Advances, the first (1st) day of such applicable Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Banking Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Banking Day is not more than three (3) U.S. Government Securities Banking Days prior to such Term SOFR Determination Day. “ Term SOFR Administrator ” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its reasonable discretion). “ Term SOFR Reference Rate ” means the per annum forward - looking term rate based on SOFR. “ Total Capitalization ” means, at any particular time, the aggregate of Total Debt and Total Equity at such time, in each case calculated on a consolidated basis and determined in accordance with GAAP. " Total Debt " means, at any particular time, the aggregate, without duplication, of (i) the Borrower’s indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers’ acceptances, but excluding Subordinate Debt) at such time, (ii) Capital Lease Obligations of the Borrower at such time, and (iii) contingent liabilities of the Borrower at such time with respect to indebtedness for borrowed money of a Person other than the Borrower or any of its Subsidiaries but excluding any lease, concession or license of property which is considered an operating lease right - of - use liability under GAAP as a result of the implementation and effectiveness of ASC - 842 - Leases, all determined on a consolidated basis in accordance with GAAP except as expressly provided for herein.

4154 - 0698 - 4773.15 - 22 - “ Total Equity ” means, at any particular time, the aggregate of, without duplication, (i) the total amount of shareholders’ equity of the Borrower at such time (including the stated capital of all shares, the stated capital that would be attributable to all shares issued upon the conversion of any convertible debt instruments, accumulated retained earnings, the amount of any contributed surplus, the amount of minority interest in Subsidiaries of the Borrower and currency translation adjustments), and (ii) the principal amount of Subordinate Debt, all as determined on a consolidated basis in accordance with GAAP except as expressly provided for herein. “ Unadjusted Benchmark Replacement ” means the applicable Benchmark Replacement excluding the related Benchmark Adjustment. “ United States Dollars ”, “ US Dollars ” and “ US $ ” means the lawful money of the United States of America. “ U.S. Government Securities Banking Day ” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities. “ Veoneer ” means Veoneer Active Safety business. “ Veoneer Acquisition ” means the purchase of Veoneer by the Borrower from SSW Partners by way of acquiring all of the equity interests of Veoneer U.s. Holdco, LLC and Veoneer Foreign Holdco AB. “ Welfare Plan ” means a “welfare plan”, as such term is defined in section 3(1) of ERISA. “ Write - Down and Conversion Powers ” means, with respect to any EEA Resolution Authority, the write - down and conversion powers of such EEA Resolution Authority from time to time under the Bail - In Legislation for the applicable EEA Member Country, which write - down and conversion powers are described in the EU Bail - In Legislation Schedule. 2. Headings The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 3. Currency Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean United States Dollars. 4. Non - Business Days Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. Notwithstanding the foregoing, if with respect to any payment of principal or interest on a SOFR Advance the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest shall be the next

4154 - 0698 - 4773.15 - 23 - preceding Business Day. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day. 5. Interest Payments and Calculations (a) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re - investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any. (b) For the purposes of the Interest Act (Canada) where in this Agreement (i) a rate of interest is to be calculated on the basis of a year of three - hundred and sixty (360) or three - hundred and sixty - five (365) days, the yearly rate of interest to which the three - hundred and sixty (360) or three - hundred and sixty - five (365) day rate is equivalent is such rate multiplied by the number of days in the year for which such calculation is made and divided by 360 or 365, as applicable, or (ii) an annual rate of interest is to be calculated during a leap year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by 366 and divided by 365. (c) Unless expressly agreed otherwise under this Agreement, the Agent shall calculate all fees and interest, including without limitation standby and facility fees and agency fees. For greater certainty all such calculations shall be without duplication of any day such that neither interest nor fees shall be calculated in respect of the same day twice. (d) Notwithstanding anything herein to the contrary, in no event shall any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder shall be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore shall be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder. (e) The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Benchmark, any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Benchmark or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of the Benchmark, any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to

4154 - 0698 - 4773.15 - 24 - the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain the Benchmark or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. 6. Determinations By the Borrower All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require the Borrower to make all inquiries and investigations as may be reasonable in the circumstances before making any such determination or assessment. 7. Terms Generally The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in this Agreement to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. 1.8 Interest Rate The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Base Rate Canada, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Base Rate Canada, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its affiliates or

4154 - 0698 - 4773.15 - 25 - other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain Base Rate Canada, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. 1.9 Schedules The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof: Schedule A Schedule B Schedule C Schedule D Schedule E Schedule F – Lenders and Commitments – Notice of Request for Advance, Conversion or Rollover – Repayment Notice – Compliance Certificate – Excluded Subsidiaries – Assignment and Assumption Agreement ARTICLE 2 THE CREDIT FACILITIES 2.1 Credit Facilities (a) Delayed Draw A Facility – the Delayed Draw A Lenders establish on the Closing Date (on a several and not joint and several basis) in favour of the Borrower a non - revolving delayed draw term loan facility in the amount of US$800,000,000 (the “ Delayed Draw A Facility ”). (b) Delayed Draw B Facility – the Delayed Draw B Lenders establish on the Closing Date (on a several and not joint and several basis) in favour of the Borrower a non - revolving delayed draw term loan facility in the amount of US$600,000,000 (the “ Delayed Draw B Facility ”). 2. Purpose of Credit Facilities (a) Advances under the Delayed Draw A Facility shall only be used by the Borrower to finance the Veoneer Acquisition and to pay related fees and expenses. (b) Advances under the Delayed Draw B Facility shall only be used by the Borrower to finance the Veoneer Acquisition and to pay related fees and expenses.

4154 - 0698 - 4773.15 - 26 - 3. Manner of Borrowing The Borrower may obtain one Advance under each Credit Facility on the same day to enable the completion of the Veoneer Acquisition. The Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the Delayed Draw A Facility in United States Dollars, by way of Base Rate Canada Advances and SOFR Advances. The Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the Delayed Draw B Facility in United States Dollars, by way of Base Rate Canada Advances and SOFR Advances. The Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Advances shall be drawn down and in which combinations or proportions. 4. Nature of the Credit Facilities Each Credit Facility is a non - revolving facility and, accordingly, except for Conversions and Rollovers made in accordance with this Agreement, no amounts repaid under a Credit Facility may be reborrowed and the limits of such Credit Facility (and the Proportionate Share of the applicable Lenders’ Commitments under such Credit Facility) will be automatically and permanently reduced by the amount of any such repayment so made. Any amount not borrowed by the Borrower under a Credit Facility on the Draw Expiration Date shall be cancelled and may not thereafter be borrowed by the Borrower 5. Drawdowns, Conversions and Rollovers (a) Subject to the provisions of this Agreement, the Borrower may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may roll over any SOFR Advance on the last day of the applicable Interest Period thereof or, by giving the Agent a Drawdown Notice. (b) In the case of a Drawdown, Conversion or Rollover, the Borrower shall give the Agent a Drawdown Notice, one (1) Business Day (except for SOFR Advances which shall be three (3) Business Days) prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be. (c) Each Drawdown Notice, shall be delivered by the Borrower on a Business Day on or prior to 11:00 a.m. (Toronto time) to the Agent. (d) Each Drawdown, Conversion or Rollover under a Credit Facility shall (i) in the case of Base Rate Canada Advances, be in a minimum principal amount of US$5,000,000; and (ii) in the case of SOFR Advances, be in a minimum principal amount of US$5,000,000 and in whole multiples of $100,000. 2.6 Agent’s Obligations with Respect to Advances Upon receipt of a Drawdown Notice, the Agent shall forthwith notify the Lenders of the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, of each Lender’s Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender’s Proportionate Share is to be credited.

4154 - 0698 - 4773.15 - 27 - 7. Lenders’ and Agent’s Obligations with Respect to Advances Each Lender shall, prior to noon (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Borrower in a Drawdown Notice, credit the Agent’s account specified in the Agent’s notice given under Section 2.6 with such Lender’s Proportionate Share of such Advance and by noon (Toronto time) on the same date the Agent shall make available the full amount of the amounts so credited to the Borrower. 8. Irrevocability A Drawdown Notice, given by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein. 9. Cancellation or Permanent Reduction of a Credit Facility The Borrower may, at any time, upon giving at least three (3) Business Days’ prior notice to the Agent, cancel in full or, from time to time, permanently reduce in whole or in part a Credit Facility; provided, however that any reduction shall be in a minimum amount of $5,000,000 and increments of $1,000,000 thereafter. If a Credit Facility is so reduced, the Commitments of each of the Lenders, shall be reduced pro rata in the same proportion that the amount of the reduction in such Credit Facility, bears to the then current Commitments of the Lenders in effect immediately prior to such reduction. 10. Disturbance of Markets (a) Notwithstanding any other provision hereof, if the Majority Lenders determine in good faith (which determination shall be conclusive and binding), and provide a certificate to the Agent with respect to such determination, that with respect to a future SOFR Advance in particular currency: (i) SOFR will not adequately and fairly reflect the cost to such Lenders of funding such SOFR Advance for a particular Interest Period, or (ii) deposits in U.S. dollars, as applicable to such SOFR Advance, are not available to such Lenders in the applicable market in sufficient amounts in the ordinary course of business, or (iii) by reason of circumstances affecting the applicable market, adequate and fair means do not exist for ascertaining SOFR in the requested currency for a particular Interest Period; then the Agent shall forthwith give notice of such determination and the specific basis therefor to the Lenders and the Borrower and from and after the date of such notice for so long as such conditions shall continue to exist, the Borrower shall not have the right to obtain such SOFR Advance from such Lenders and any outstanding request for such SOFR Advance shall, in respect of the Proportionate Share of such Lenders, be deemed to be a request for a Base Rate Canada Advance.

4154 - 0698 - 4773.15 - 28 - 2.11 Effect of Benchmark Transition Event Notwithstanding anything to the contrary herein: (a) Benchmark Replacement If a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then - current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement, and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. (b) Benchmark Replacement Conforming Change In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement. (c) Notice; Standards for Decisions and Determinations The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.11. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.11, including any determination with respect to a tenor, rate or adjustment or occurrence or non - occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement, except, in each case, as expressly required pursuant to this Section 2.11. (d) Unavailability of Tenor of Benchmark At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then - current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the administration of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a

4154 - 0698 - 4773.15 - 29 - public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non - representative, non - compliant or non - aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. (e) Benchmark Unavailability Period Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Advance of, conversion to or continuation of SOFR Advances to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to Base Rate Canada Advances. (f) Conforming Changes In connection with the use or administration of Term SOFR, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement. The Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR. ARTICLE 3 DISBURSEMENT CONDITIONS 1. Conditions Precedent to Effectiveness of Agreement The obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being satisfied: (a) this Agreement shall have been executed and delivered by all parties hereto; (b) the Agent shall have received certified copies of the organizational documents of the Borrower and the incumbency of the officers and directors of the Borrower; (c) a certificate of status of the Borrower shall have been delivered to the Agent; (d) the Agent and the Lenders shall have received all necessary “know your customer” and anti - money laundering rules and regulations information;

4154 - 0698 - 4773.15 - 30 - (e) a currently dated letter of opinion of the Borrower’s Counsel shall have been delivered to the Agent; (f) all representations and warranties contained in this Agreement shall be true and correct in all material respects; (g) no Default or Event of Default exists; and (h) payment of all amounts and reasonable fees (including reasonable fees of counsel to the Lenders) payable to the Lenders or the Agent. 3.2 Conditions Precedent to Draws Under a Credit Facility The obligations of the Lenders to Advance under the Credit Facilities are subject to and conditional upon the following conditions precedent being satisfied: (a) the Agent shall have received an executed copy of the purchase agreement with respect to the Veoneer Acquisition; (b) the Agent shall have received evidence satisfactory to it that the Veoneer Acquisition will occur substantially contemporaneously with the Advance hereunder; (c) payment of all upfront fees owing to the Lenders; (d) the Agent shall have received timely notice as required under Section 2.5(b); (e) the representations and warranties set out in Section 8.1 shall be true and correct in all material respects on the relevant Drawdown Date as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct as at such date or for such period of time; and (f) no Default or Event of Default has occurred and is continuing on the Drawdown Date or would result from making the Advance. 3.3 Waiver The conditions set forth in Sections 3.1 and 3.2 are inserted for the sole benefit of the Lenders and may be waived by the Lenders in accordance with the terms of Section 12.14, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Lenders at any time to assert such conditions in respect of any subsequent Drawdown.

4154 - 0698 - 4773.15 - 31 - ARTICLE 4 EVIDENCE OF DRAWDOWNS 4.1 Account of Record The Agent shall open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder. The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts shall constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent shall promptly advise the Borrower of such entries made in the Agent’s books of account. ARTICLE 5 PAYMENTS OF INTEREST AND STANDBY FEES 5.1 Interest on Base Rate Canada Advances The Borrower shall pay interest on each Base Rate Canada Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the Base Rate Canada in effect from time to time during such Interest Period plus (ii) the Base Rate Canada Margin. Interest on Base Rate Canada Advances shall accrue from day to day, both before and after default, demand, maturity and judgment, shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of three - hundred and sixty - five (365) days (or three - hundred and sixty - six (366) days in the case of a leap year) and shall be calculated and payable in arrears on the twenty - second (22nd) day of each calendar month (or, if not a Business Day, on the immediately preceding Business Day). For greater certainty, where the rate applicable to a Base Rate Canada Advance is changed, interest shall be charged for the day on which such change is effective on the basis of the new rate. 2. Interest on SOFR Advances (a) The Borrower shall pay interest on each SOFR Advance made or maintained by a Lender and such Advance shall bear interest during each Interest Period it is outstanding (computed on the basis of a year of three - hundred and sixty (360) days and actual days elapsed) on the unpaid principal amount thereof from the date such SOFR Advance is advanced or continued until maturity (whether by acceleration or otherwise) at a rate per annum equal to the sum of the SOFR Margin plus the Adjusted Term SOFR applicable to such Interest Period, payable by the Borrower on each Interest Payment Date and at maturity (whether by acceleration or otherwise). (b) Such interest shall be payable in US Dollars on the earlier of (a) the last day of such Interest Period; and (b) when such SOFR Advance becomes due and payable in full pursuant to the provisions hereof. Such interest shall be calculated on the principal amount of the SOFR Advance outstanding during such period and shall be calculated on the basis of the actual number of days elapsed divided by 360.

4154 - 0698 - 4773.15 - 32 - 5.3 Standby Fee (a) Upon the last Business Day of each Fiscal Quarter, the Borrower shall pay to the Agent for the benefit of the Lenders in accordance with their Proportionate Share, in arrears, a standby fee payable in US Dollars, calculated and accruing daily from the date of the execution and delivery of this Agreement at the rate per annum, calculated on the basis of a year of three - hundred and sixty - five (365) or three - hundred and sixty - six (366) days, as the case may be, equal to the rate per annum shown opposite the applicable Credit Rating under the heading “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount of the Delayed Draw A Facility (which, for greater certainty, is $800,000,000 as of the Closing Date). Such fee shall cease to accrue on the earlier of (i) closing of the Veoneer Acquisition, and (ii) the termination of the Delayed Draw A Facility Commitment. (b) Upon the last Business Day of each Fiscal Quarter, the Borrower shall pay to the Agent for the benefit of the Lenders in accordance with their Proportionate Share, in arrears, a standby fee payable in US Dollars, calculated and accruing daily from the date of the execution and delivery of this Agreement at the rate per annum, calculated on the basis of a year of three - hundred and sixty - five (365) or three - hundred and sixty - six (366) days, as the case may be, equal to the rate per annum shown opposite the applicable Credit Rating under the heading “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount of the Delayed Draw B Facility (which, for greater certainty, is $600,000,000 as of the Closing Date). Such fee shall cease to accrue on the earlier of (i) closing of the Veoneer Acquisition, and (ii) the termination of the Delayed Draw B Facility Commitment. 5.4 Overdue Principal and Interest If the Borrower fails to pay any interest, fee or other amount of any nature payable by it to an Agent or any Lender hereunder (other than principal) on the due date therefor or under any this Agreement on the due date therefor, the Borrower shall pay to the Agent or the relevant Lender interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Base Rate Canada, plus the Applicable Margin plus 2% per annum in the case of overdue amounts denominated in US Dollars and owing by the Borrower. Such interest on overdue amounts shall become due and be paid on demand by an Agent or the relevant Lender, as the case may be. ARTICLE 6 REPAYMENT 6.1 Mandatory Repayment of Principal – Delayed Draw A Facility Subject to the terms hereof, the Borrower shall repay all Obligations that it owes in connection with the Delayed Draw A Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it in full on the Final Repayment Date – Delayed Draw A, and the Delayed Draw A Facility and the Commitments thereunder shall be automatically terminated on the Final Repayment Date – Delayed Draw A.

4154 - 0698 - 4773.15 - 33 - Should the Veoneer Acquisition not be consummated by the end of two (2) Business Days following the Advance of the Delayed Draw A Facility, the Borrower shall thereafter immediately repay such Advance. 2. Mandatory Repayment of Principal – Delayed Draw B Facility Subject to the terms hereof, the Borrower shall repay all Obligations that it owes in connection with the Delayed Draw B Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances in full on the Final Repayment Date – Delayed Draw B, and the Delayed Draw B Facility and the Commitments thereunder shall be automatically terminated on the Final Repayment Date – Delayed Draw B. Should the Veoneer Acquisition not be consummated by the end of two (2) Business Days following the Advance of the Delayed Draw B Facility, the Borrower shall thereafter immediately repay such Advance. 3. Voluntary Repayments and Reductions Subject to the Agent receiving a Repayment Notice which shall be given not less than one (1) Business Day prior to the proposed repayment date and which shall be irrevocable, the Borrower may from time to time repay Advances outstanding under a Credit Facility without premium, penalty or bonus provided that each such repayment shall be in a minimum aggregate amount of $5,000,000 and in whole multiples of $100,000. Notwithstanding the foregoing, SOFR Advances may not be repaid prior to the end of the applicable Interest Period unless the Borrower pays to the Agent (for the account of each Lender) an amount equal to the Breakage Costs. The determination of the amount of any Breakage Costs resulting from, arising out of, or imposed upon or incurred by any Lender as a result of the repayment of any SOFR Advance prior to the end of the applicable Interest Period, when evidenced by a certificate from that Lender giving a reasonably detailed calculation of the amount of such loss, cost or expense, shall be prima facie evidence of the same. 4. Payment of Breakage Costs etc. In connection with each voluntary or mandatory repayment hereunder of SOFR Advances which are repaid prior to the end of the applicable Interest Period, the Borrower shall pay to the Agent (for the account of each applicable Lender) all Breakage Costs. ARTICLE 7 PLACE AND APPLICATION OF PAYMENTS 1. Place of Payment of Principal, Interest and Fees The Borrower undertakes at all times when any Advance is outstanding or any other amount is owed by it under this Agreement to maintain at the Agent’s Payment Branch an account in US Dollars. All payments shall be made by way of immediate transfers from accounts of the Borrower, by certified cheque, bank draft or other immediately available funds in the currency of the Advances to which such payments relate.

4154 - 0698 - 4773.15 - 34 - ARTICLE 8 REPRESENTATIONS AND WARRANTIES 8.1 Representations and Warranties The Borrower represents and warrants to the Lenders (to the extent the following relates to itself or to a Subsidiary of it) as follows: (a) Incorporation and Status The Borrower (i) is duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation or amalgamation and (ii) has the corporate power and capacity to enter into, and perform its obligations under this Agreement; (b) Authorization and Consent As of the Closing Date, the Borrower (i) has the corporate power and capacity to own, hold under licence or lease its properties and assets and to carry on its business and (ii) holds all Material Authorizations except where such failure to hold Material Authorizations would not materially impair the ability of it to carry on its business. The Borrower has obtained all consents, approvals and authorizations required (including those from Governmental Bodies) to enable it to execute and deliver this Agreement other than where the failure to so obtain such consents, approvals or authorizations would not have a Material Adverse Effect; (c) Authorization and Enforceability The Borrower has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, it has duly executed and delivered this Agreement and upon execution and delivery will constitute, a legal, valid and binding obligation of the Borrower, enforceable against it in accordance with its terms, subject only to the qualifications set out in the opinions of Borrower’s Counsel; (d) Financial Statements The audited consolidated financial statements of the Borrower dated as at and for the fiscal year ended December 31, 2021 have been prepared in accordance with generally accepted accounting principles in effect at the date of such financial statements (subject only to normal year - end adjustments in the case of the interim unaudited financial statements). These financial statements (including the notes thereto) in all material respects fairly present the financial condition of the Borrower and the financial information presented therein for the period and as at the date thereof. Since the date of such financial statements to the Closing Date there has been no event or change of circumstances which would result in a Material Adverse Effect; (e) No Contravention The execution and delivery of this Agreement and the performance by the Borrower of its obligations thereunder: (i) does not contravene, breach or result in any default under the articles, by - laws, constating documents or other organizational documents of the Borrower; (ii) does not contravene, breach or result in any default under any material mortgage, lease, agreement or other legally binding instrument, licence or permit to which the Borrower is a party which will result in or permit the

4154 - 0698 - 4773.15 - 35 - acceleration of the maturity of any indebtedness, liability or obligation of the Borrower under any material mortgage, lease, agreement or other legally binding instrument of or affecting the Borrower; and (iii) does not contravene any Applicable Law, except where such contravention, breach, default or acceleration would not result in a Material Adverse Effect; (f) No Litigation As of the date of this Agreement, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi - criminal, or criminal); arbitration or other dispute settlement procedure; investigation or enquiry by any Governmental Body; or any similar matter or proceeding (collectively “ proceedings ”) against or involving the Borrower or any of the Restricted Subsidiaries (whether in progress or threatened) individually seeking a judgment or claiming a payment from the Borrower or any Restricted Subsidiary not covered by insurance or reserved for in the financial statements (provided such uninsured amount or such reservation would not exceed an amount equal to 10% of Tangible Net Worth) which, in the assessment of Senior Management, could reasonably be expected to result in a decision, judgment or order that would have a Material Adverse Effect or which would materially adversely affect the enforceability of this Agreement; (g) Employee Benefit, Pension and Welfare Plans (i) The Borrower has fulfilled in all respects its obligations under the minimum funding standards of its employee benefit and pension plans, except where a failure to fulfill such obligations would not have a Material Adverse Effect. During the twelve consecutive month period prior to the date of the execution and delivery of this Agreement and prior to any Advance hereunder, no steps have been taken by the Borrower or any member of its Controlled Group to terminate any Pension Plan and the Borrower has not been notified of any steps that have been taken to terminate any Pension Plan or appoint a trustee to administer any Pension Plan, and no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a Lien under section 303(k) of ERISA, except where such termination, appointment or such contribution failure would not have a Material Adverse Effect. Neither a U.S. Subsidiary of the Borrower nor any member of the Controlled Group has any contingent liability with respect to any post - retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of Title I of ERISA and except where such liability would not result in a Material Adverse Effect; (ii) There are no pending or threatened claims, actions or lawsuits, or action by any Governmental Body, with respect to any Pension Plan which has resulted in a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Pension Plan which has resulted in a Material Adverse Effect;

4154 - 0698 - 4773.15 - 36 - (iii) Each U.S. Subsidiary of the Borrower and each member of the Controlled Group have operated and administered each Pension Plan in compliance with all Applicable Laws except for such instances of non - compliance which would not result in a Material Adverse Effect; (iv) Neither a U.S. Subsidiary of the Borrower nor any member of the Controlled Group has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3(3) of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by such U.S. Subsidiary of the Borrower or any member of the Controlled Group, or in the imposition of any Lien on any of the rights, properties or assets of such U.S. Subsidiary of the Borrower or any member of the Controlled Group, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions of the Code or to section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not result in a Material Adverse Effect; (v) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which taxes could be imposed pursuant to section 4975 of the Code; (h) Regulations U and X The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any extension of credit hereunder will be used by the Borrower for a purpose which violates, or would be inconsistent with, F.R.S. Board Regulation U or X. Terms for which meanings are provided in F.R.S. Board Regulations U or X or any regulations substituted therefor, as from time to time in effect, are used in this Section with such meanings; and (i) Sanctions and Anti - Corruption The Borrower has implemented and will maintain policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers and employees with Sanctions Laws and applicable Anti - Corruption Laws, and is in compliance with Sanctions Laws and applicable Anti - Corruption Laws in all material respects. None of the Borrower or any Subsidiary or, to the knowledge of the Borrower, any director, officer or employee of the Borrower or any Subsidiary acting in connection with or benefitting from the Credit Facilities, is a Sanctioned Person. No borrowing of Advances will be made by the Borrower (a) for the purpose of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person, in violation of applicable Anti - Corruption Laws or (b) for the purpose of financing, funding or facilitating unauthorized transactions with any Sanctioned Person. To the knowledge of the Borrower, no transactions undertaken by the Borrower hereunder will be undertaken in violation of Sanctions Laws or applicable Anti - Corruption Laws. Nothing in this Section 8.1(i) shall create or establish an obligation or right to the extent that, by agreeing to it, complying with it, exercising it, having such obligation or right, or otherwise, such party to this Agreement (or any directors, officers or employees, agents and affiliates thereof) would be placed in violation

4154 - 0698 - 4773.15 - 37 - of any foreign trade law or anti - boycott law applicable to it, and the representation made in this Section 8.1(i) shall be so limited in relation to such party to this Agreement and to that extent shall not be made by nor apply to any such party to this Agreement. 8.2 Survival of Representations and Warranties The Borrower acknowledges and agrees that the representations and warranties made by it in this Article 8 shall be deemed to be repeated on each Advance, with the same effect as if such representations and warranties had been made and given on and as of each such date, notwithstanding any investigation made at any time by or on behalf of the Lenders; except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates only to such date or period of time, then such representation and warranty shall continue to be given as at such date or for such period of time. ARTICLE 9 COVENANTS 9.1 Positive Covenants So long as any Advances remain outstanding, or so long as the Borrower has the right to utilize a Credit Facility and unless the Lenders otherwise consent in writing in accordance with Section 12.14, the Borrower covenant and agree that (a) Punctual Payment The Borrower shall pay or cause to be paid all Obligations falling due hereunder on the dates, in the currency and in the manner specified herein; (b) Comply with Applicable Law The Borrower shall do or cause to be done, and shall cause each of its Restricted Subsidiaries to do or cause to be done, all things necessary to comply with Applicable Law except where such non - compliance would not result in a Material Adverse Effect; (c) Corporate Existence Except as provided in Section 9.2(d), the Borrower shall, and shall cause each of the Restricted Subsidiaries to, maintain its corporate existence in good standing and shall, and shall cause each of the Restricted Subsidiaries to, qualify and remain duly qualified to carry on business and own property in each jurisdiction in which such qualification is necessary, except where a failure to do so would not result in a Material Adverse Effect; (d) Environmental Compliance The Borrower shall do or cause to be done, and shall cause each of its Subsidiaries to do or cause to be done, all things necessary to comply with Environmental Laws, except where such non - compliance would not result in a Material Adverse Effect; (e) Insurance The Borrower shall maintain insurance and shall cause each of the Restricted Subsidiaries to maintain insurance (including, in either case, insurance through captive insurance companies or other self - insurance practices), in such amounts and against such risks as are insurable and consistent with the

4154 - 0698 - 4773.15 - 38 - practices of companies of a similar size and having regard to the nature and location of their businesses and properties, except where a failure to do so would not result in a Material Adverse Effect; (f) Notice of Default The Borrower shall, as soon as practicable after it shall become aware of the same (and in any event no later than ten (10) days thereafter), give notice to the Agent of any Default or Event of Default giving the details thereof and specifying the action proposed to be taken with respect thereto; (g) Interim Financial Statements The Borrower shall, as soon as practicable and in any event within sixty (60) days after the end of each of the first (1st) three (3) Fiscal Quarters of each Fiscal Year, deliver to the Agent sufficient copies for each of the Lenders of the interim unaudited consolidated financial statements of the Borrower, including a balance sheet, a statement of income and retained earnings and a statement of cash flows for such Fiscal Quarter and for the Fiscal Year to date, together with comparative figures for the corresponding periods in the previous Fiscal Year; (h) Annual Financial Statements The Borrower shall, as soon as practicable and in any event within one - hundred and thirty (130) days after the end of each Fiscal Year, deliver to the Agent sufficient copies for each of the Lenders of the annual audited consolidated financial statements of the Borrower, including a balance sheet, a statement of income and retained earnings and a statement of cash flows, together with comparative figures for the previous Fiscal Year; (i) Compliance Certificate The Borrower shall deliver to the Agent, together with the financial statements in Sections 9.1(g) and (h), a Compliance Certificate certifying (i) that such financial statements were prepared in accordance with generally accepted accounting principles in effect at the date of such financial statements (subject to normal year - end adjustments in the case of interim unaudited financial statements) and fairly present in all material respects the financial condition of the Borrower on a consolidated basis, (ii) that no Default or Event of Default has occurred hereunder and is continuing or, if any Default or Event of Default has occurred and is continuing, specifying the relevant particulars and the period of existence thereof and the action taken or proposed to be taken by the Borrower with respect thereto, (iii) the compliance (or, as the case may be, non - compliance) at the end of the relevant Fiscal Quarter or Fiscal Year with the covenants contained in Sections 9.1(j) and (m) and Section 9.2(b) (including calculations in sufficient detail to reasonably demonstrate such compliance or non - compliance), and (iv) the Tangible Net Worth; (j) Total Debt to Total Capitalization The Borrower shall at all times maintain as at its most recently completed Fiscal Quarter a ratio of Total Debt to Total Capitalization of not greater than (i) 0.50 to 1.0 or (ii) should the Borrower complete an acquisition in which the debt - financed portion of the consideration for such acquisition is in excess of $2,000,000,000, 0.60 to 1.0 for the twelve - month period following the completion of such acquisition, reverting back to 0.50 to 1.0 after such twelve - month period;

4154 - 0698 - 4773.15 - 39 - (k) Use of Proceeds The proceeds of each Advance shall be used as contemplated in Section 2.2 hereof, in each case subject to the terms and conditions hereof and not in contravention of any Applicable Law; (l) Taxes The Borrower shall pay, and shall cause each Restricted Subsidiary to pay, all Taxes imposed upon them and upon their property or assets, when such Taxes become due and payable, save and except (i) when and so long as the validity of any Taxes are being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles and (ii) for those Taxes the sum of which is inconsequential and which will not impair the Borrower or a Restricted Subsidiary’s ability to carry on its business; and (m) Sales and Assets Sales and total assets of the Borrower and the Restricted Subsidiaries, on a consolidated basis and determined in accordance with generally accepted accounting principles, shall constitute for its most recently completed Fiscal Quarter not less than 66⅔% of the sales and total assets, as the case may be, of the Borrower on a consolidated basis and determined in accordance with generally accepted accounting principles. 9.2 Negative Covenants So long as any Advances remain outstanding, or so long as the Borrower has the right to utilize a Credit Facility and unless the Lenders otherwise consent in writing in accordance with Section 12.14, the Borrower covenant and agree that: (a) Encumber Property The Borrower shall not, and shall not suffer or permit any Restricted Subsidiary to, create, grant, assume or suffer to exist any Lien upon any of its properties or assets, other than Permitted Encumbrances; (b) Funded Indebtedness of Restricted Subsidiaries (i) The Borrower shall not suffer or permit the Restricted Subsidiaries to incur Funded Indebtedness in an aggregate amount which is, at any time, greater than or equal to 40% of Tangible Net Worth at such time, and (ii) without duplication, the aggregate of Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness shall not at any time exceed 40% of Tangible Net Worth; (c) Asset Transfers The Borrower shall not, and shall not permit any Restricted Subsidiaries to, sell or otherwise dispose of or permit the sale or disposition of, all or substantially all of the consolidated assets of the Borrower other than (i) to the Borrower or one or more other Restricted Subsidiaries, and (ii) assets sold or otherwise disposed of which individually or in the aggregate would not, following such sale or disposition, result in a Material Adverse Effect; (d) Amalgamations, etc. The Borrower shall not, and shall not suffer or permit any Restricted Subsidiary to, enter into any reorganization, consolidation, amalgamation, merger, liquidation, dissolution or similar transaction whereby all or any material portion of the undertaking, property and assets of the Borrower or any of the Restricted Subsidiaries would become the property of any other Person which is not the Borrower or a Restricted Subsidiary or, in the case of any

4154 - 0698 - 4773.15 - 40 - such transaction, of the continuing corporation resulting therefrom, unless such transaction would not result in a Material Adverse Effect; (e) Regulation U or X The Borrower shall not, and shall not suffer or permit any of the Restricted Subsidiaries to, engage in violation of Regulation U of the F.R.S. Board or to engage in the business of extending credit for the purpose of purchasing or carrying margin stock. The Borrower shall not use any of the proceeds of any Advance hereunder for a purpose which violates, or would be inconsistent with, Regulation U or X of the F.R.S. Board; and (f) Use of Proceeds No part of the proceeds of any Advances will knowingly be used, whether directly or indirectly, (i) in furtherance of an offer, payment, promise to pay, authorization of the payment or giving of money, or anything else of value, to any Person in violation of applicable Anti - Corruption Laws, (ii) for the purpose of funding, financing or facilitating unauthorized transactions with any Sanctioned Person, or (iii) in any manner that would result in a violation by the Borrower or any Subsidiary of any applicable Sanctions Law. Nothing in this Section 9.2(f) shall create an obligation or right for a party to this Agreement to the extent that, by agreeing to it, complying with it, exercising it, having such an obligation or right, or otherwise, such party to this Agreement (or any directors, officers, employees, agents and affiliates thereof) would be placed in violation of any foreign trade law or anti - boycott law applicable to it, and the representation made in this Section 9.2(f) shall be so limited in relation to such party to this Agreement and to that extent shall not be made by nor apply to any such party to this Agreement. 9.3 Certain ERISA Matters (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower, that at least one of the following is and will be true: (i) such Lender is not using “plan assets” (within the meaning of 29 CFR † 2510.3 - 101, as modified by Section 3(42) of ERISA) of one or more Pension Plans in connection with the Advances or the Commitments; (ii) the transaction exemption set forth in one or more PTEs, such as PTE 84 - 14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95 - 60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90 - 1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91 - 38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96 - 23 (a class exemption for certain transactions determined by in - house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administrative of and performance of the Advances, the Commitments and this Agreement;

4154 - 0698 - 4773.15 - 41 - (iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84 - 14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Advances, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Advances, the Commitments and this Agreement satisfies the requirements of sub - sections (b) through (g) of Part I of PTE 84 - 14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84 - 14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Advances, the Commitments and this Agreement; or (iv) such other representation, warranty and covenant as may be agreed in writing between Agent, in its sole discretion, and such Lender. (b) In addition, unless sub - clause (i) in the immediately preceding clause (a) is true with respect to a Lender or if such Lender has not provided another representation, warranty and covenant as provided in sub - clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that: (i) none of the Agent or any of its Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by Agent under this Agreement or any documents related to hereto or thereto); (ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Advances, the Commitment and this Agreement is independent (within the meaning of 29 CFR † 2510.3 - 21) and is a bank, an insurance carrier, an investment adviser, a broker - dealer or other person that holds, or has under management or control, total assets of at least $50,000,000, in each case as described in 29 CFR † 2510.3 - 21(c)(1)(i)(A) - (E); (iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Advances, the Commitment and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations); (iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Advances, the Commitment and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Advances,

4154 - 0698 - 4773.15 - 42 - the Commitment and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder; and (v) no fee or other compensation is being paid directly to Agent or any its Affiliates for investment advice (as opposed to other services) in connection with the Advances, the Commitment or this Agreement. (c) The Agent hereby informs the Lenders that, with respect to itself and its Affiliates, each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Advances, the Commitment and this Agreement, (ii) may recognize a gain if it extended the Advances or the Commitment for an amount less than the amount being paid for an interest in the Advances or the Commitment by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby or otherwise, including structuring fees, commitment fees, arrangement fees, standby fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal - away or alternate transaction fees, amendment fees, processing fees, term out premiums, breakage or other early termination fees or fees similar to the foregoing. ARTICLE 10 DEFAULT 10.1 Events of Default The occurrence of any of the following events shall constitute an Event of Default unless expressly waived by the Lenders in accordance with Section 12.14: (a) default by the Borrower in payment when due of any principal in respect of any Advances outstanding under a Credit Facility (whether at scheduled maturity or by acceleration, demand or otherwise) ; (b) default by the Borrower in payment of any interest, standby fees or other fees in respect of any Advances outstanding under a Credit Facility, in each case, within five (5) days after notice thereof by the Agent to the Borrower, which notice may be provided orally by the Agent provided that any such oral notice shall be confirmed in writing within 24 hours; (c) default by the Borrower in payment of any fees other than those identified in Section 10.1(b) or other amounts payable pursuant to this Agreement, within thirty (30) days after notice thereof by the Agent to the Borrower other than those fees or other amounts which are being contested in good faith by the Borrower, which notice may be provided orally by the Agent provided that any such oral notice shall be confirmed in writing within 24 hours; (d) the Borrower breaches or fails to observe or perform any covenant contained in Sections 9.1(j) or 9.1(m) or 9.2(b);

4154 - 0698 - 4773.15 - 43 - (e) default by the Borrower in the performance or observance of any other covenant, condition or obligation contained in this Agreement, other than those heretofore or hereinafter dealt with in this Section 10.1, which default (if capable of being remedied) is not substantially remedied by the Borrower within 30 days after written notice thereof by the Agent to the Borrower; (f) any representation or warranty made by the Borrower herein or in any officers’ certificate or other document delivered to the Lenders or an Agent pursuant hereto is found to be false or incorrect in any way so as to make it materially misleading when made or deemed to have been made and such representation or warranty (if capable of being corrected) continues to be materially incorrect for a period of thirty (30) days after the Agent gives written notice to the Borrower of such incorrect representation or warranty; (g) (i) the Borrower or a Restricted Subsidiary fails to pay to any person any indebtedness for borrowed money (which includes, for greater certainty, principal, interest and fees related to borrowing or outstanding accommodations) or a Capital Lease Obligation in excess of $150,000,000 (other than Excluded Indebtedness) in aggregate when due (whether at scheduled maturity or by required repayment, acceleration, demand or otherwise) and such failure continues after any applicable grace period (including any extension thereof), if the effect of such non - payment is to accelerate, or permit the acceleration of, the maturity of such indebtedness for borrowed money or Capital Lease Obligation), or (ii) any other event shall occur or condition shall exist and shall continue after the applicable grace period (including any extension thereof), if any, specified in any agreement or instrument relating to any indebtedness for borrowed money or Capital Lease Obligation of the Borrower or Restricted Subsidiaries in excess of $150,000,000 (other than Excluded Indebtedness) if the effect of such event or condition is to result in the acceleration of such indebtedness for borrowed money or Capital Lease Obligation in an aggregate amount equal to or exceeding $150,000,000, or (iii) any indebtedness for borrowed money or Capital Lease Obligation of the Borrower or Restricted Subsidiaries which is outstanding in an aggregate principal amount exceeding $150,000,000 (other than Excluded Indebtedness) shall be declared to be due and payable by the holder or holders thereof prior to the stated maturity thereof; provided, however, that if any of the conditions referred to in clauses (i) through (iii) shall occur it shall not be an Event of Default if such indebtedness for borrowed money or Capital Lease Obligation is paid or if such condition is otherwise cured by the Borrower or Restricted Subsidiaries, as the case may be, or waived by the holder or holders of such indebtedness (in which case the Event of Default hereunder by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Agent or any of the Lenders); (h) the commencement of proceedings for the dissolution, liquidation or winding - up of the Borrower or any Restricted Subsidiary by the Borrower or a Restricted Subsidiary and, in the case of the Borrower or a Restricted Subsidiary, if such dissolution, liquidation or winding - up would result in a Material Adverse Effect; (i) the Borrower or any Restricted Subsidiary admits its inability to pay its debts generally as they become due or otherwise acknowledges its insolvency and, in

4154 - 0698 - 4773.15 - 44 - the case of the Borrower or a Restricted Subsidiary, such admission or acknowledgement would result in a Material Adverse Effect; (j) the Borrower or any Restricted Subsidiary ceases or threatens to cease to carry on its business, petitions or applies to any court, Person or tribunal for the appointment of a receiver, custodian, interim - receiver, liquidator, trustee, or similar person for any part of its property or debts or institutes any proceeding or takes any corporate action or executes any agreement to authorize its participation in or commencement of any proceeding: (i) seeking to adjudicate it a bankrupt or insolvent, or (ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under, in each case, any law relating to bankruptcy, insolvency, reorganization of debts or compromise of debts or other similar laws (including, without limitation, any proposal under the Bankruptcy and Insolvency Act (Canada), any application under the Companies’ Creditors Arrangement Act (Canada) or any proceeding under Chapter 11 of the United States Bankruptcy Code for any reorganization, arrangement or compromise of debt; and which, in the case of a Restricted Subsidiary, results in a Material Adverse Effect; (k) any proceeding is commenced against or affecting the Borrower or any Restricted Subsidiary: (i) seeking to adjudicate it a bankrupt or insolvent; (ii) seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under, in each case, any law relating to bankruptcy, insolvency, reorganization of debts or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation); or (iii) seeking appointment of a receiver, trustee, agent, custodian or other similar official for it or for any substantial part of its properties and assets; and such proceeding is not being contested in good faith by appropriate proceedings or, if so contested remains outstanding, undismissed and unstayed more than sixty (60) days from the institution of such first mentioned proceeding and which, in the case of a Restricted Subsidiary, would result in a Material Adverse Effect; (l) an encumbrancer, lienor, judgment creditor or landlord takes possession of (or privately appoints a receiver, trustee or similar official for) any part of the property of the Borrower or any Restricted Subsidiary or attempts to enforce its security or other remedies against such property and its claim remains unsatisfied for such

4154 - 0698 - 4773.15 - 45 - period as would permit such property to be sold thereunder and the sale or repossession of such property would result in a Material Adverse Effect; (m) if one or more judgments for the payment of money in the aggregate amount (exclusive of any amounts fully covered by insurance) in excess of $150,000,000 shall have been obtained or entered against the Borrower or Restricted Subsidiaries and such judgment shall have not been (and remain) paid, vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the obtaining or entry thereof; (n) at any time after execution and delivery thereof, this Agreement ceases to be in full force and effect, other than as a direct result of any action or inaction on the part of the Lenders or the Agent (unless within five (5) Business Days of notice of the same being given by the Agent to the Borrower this Agreement again has full force and effect as if it had always had full force and effect), or if this Agreement is declared by a court or tribunal of competent jurisdiction to be null and void, other than as a direct result of any action or inaction on the part of the Lenders or an Agent, or the validity or enforceability of this Agreement is contested by the Borrower, or the Borrower denies in writing that it has any or further liability or obligations under this Agreement; or (o) any of the following events shall occur with respect to any Pension Plan or Multiemployer Plan and a U.S. Subsidiary of the Borrower fails to cure such event within sixty (60) days of its occurrence: (i) an ERISA Event shall occur with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of a U.S. Subsidiary of the Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of $150,000,000; (ii) either a U.S. Subsidiary of the Borrower or any member of the Controlled Group shall fail to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of $150,000,000; or (iii) a U.S. Subsidiary of the Borrower or any member of the Controlled Group shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plan as defined in section 3(3) of ERISA in an aggregate amount in excess of $150,000,000. 10.2 Remedies Upon Default Upon the occurrence of any Event of Default which is continuing, the Lenders, at their option, by notice given to the Borrower by the Agent at the request of the Majority Lenders may declare: (a) all Obligations to be immediately due and payable and (b) any Unutilized Portion of the Credit Facilities to be terminated (whereupon the Lenders shall not be required to make any further Advances) and, in any such event, the Agent shall be entitled to take such actions and commence such proceedings as may be permitted at law or in equity at such times and in such manner as the Majority Lenders in their sole discretion may consider expedient without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action. The rights and remedies of the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law. Notwithstanding the foregoing, if an Event of

4154 - 0698 - 4773.15 - 46 - Default described in Section 10.1(j) or (k) with respect to the Borrower shall occur, all Obligations shall be immediately due and payable and any Unutilized Portion of the Credit Facilities shall be terminated whereupon the Lenders shall not be required to make any further Advances. 10.3 Set - Off Upon the occurrence of an Event of Default which is continuing and a declaration or acceleration pursuant to Section 10.2, each Lender is hereby authorized by the Borrower at any time and from time to time without notice to the Borrower, or to any other Person, any such notice being hereby expressly waived, to combine, consolidate and merge all or any of the Borrower’s accounts with, and liabilities to, such Lender and to set off and to appropriate and to apply any and all deposits (general or special), term or demand including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness and liability at any time held or owing by such Lender to or for the credit or the account of the Borrower against and on account of the Obligations and although such obligations and liabilities or any of them may be contingent and unmatured and notwithstanding that the balances of the accounts, deposits or Obligations may or may not be expressed in the same currency. Any Lender exercising any such set - off shall promptly notify the Agent of such action, provided that the failure to give such notice shall not affect the validity of such set - off. ARTICLE 11 COSTS, EXPENSES AND INDEMNIFICATION 11.1 Indemnification by the Borrower (a) The Borrower, hereby agrees to indemnify, exonerate and hold the Agent and each Lender and each of their respective officers, directors, employees and agents (collectively, the “ Indemnified Parties ” and individually an “ Indemnified Party ”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, reasonable costs (including, without limitation, all documentary, recording, filing, mortgage or other stamp taxes or duties), charges, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and reasonable out - of - pocket disbursements and amounts paid with the Borrower’s consent in settlement of any and every kind whatsoever (collectively, in this Section 11.1(a), the “ Indemnified Liabilities ”), paid, incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the Advances contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Advances hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any Advances as contemplated herein or (iv) the execution, delivery, performance or enforcement of this Agreement and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities, (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act, or (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in this Agreement and any instrument, document or agreement executed pursuant hereto or thereto.

4154 - 0698 - 4773.15 - 47 - (b) Without limiting the generality of the indemnity set out in Section 11.1(a), the Borrower, hereby further agrees to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, reasonable costs, charges, liabilities and damages, and reasonable expenses in connection therewith, including, without limitation, reasonable legal fees and reasonable out of pocket disbursements, and amounts paid with the Borrower’s consent in settlement, of any and every kind whatsoever (collectively, in this Section 11.1 (b), the “ Indemnified Liabilities ”), paid, incurred or suffered by, or asserted against the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by the Borrower or any of its Subsidiaries of any Contaminant or (ii) the breach or violation of any Environmental Law by the Borrower or any of its Subsidiaries, regardless of whether caused by, or within the control of, the Borrower or such Subsidiary, except for any such Indemnified Liabilities (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act or (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in this Agreement and any instrument, document or agreement executed pursuant hereto or thereto. (c) In the case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Borrower, pursuant to Section 11.1 or otherwise, the Indemnified Party will give the Borrower prompt written notice of such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge. The Indemnified Party will from time to time apprise the Borrower of issues that arise during the course of any such action, suit, proceeding or claim, will advise the Borrower as to the status of such proceedings and likely course of action to be taken by such Indemnified Party and shall provide the Borrower with all information with respect to such proceeding as the Borrower shall reasonably request; provided however, that such Indemnified Party will not be required to provide any such information to the Borrower if, in the reasonable opinion of the Indemnified Party, a conflict exists as between any Indemnified Party and the Borrower as a result of such action, suit, proceeding or claim, or if such information is of a privileged or confidential nature. (d) Without limiting the generality of the indemnity set out in Section 11.1(a), the Borrower hereby further agrees to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against all losses, reasonable costs, reasonable expenses, damages and liabilities (including, without limitation, any loss, reasonable cost, reasonable expense, damage or liability sustained by the Indemnified Parties or any of them in connection with the liquidation or re - employment in whole or in part of deposits or funds borrowed or acquired by the Lenders or any of them to make any Advanced), which the Indemnified Parties or any of them may sustain or incur: (i) if for any reason a utilization does not occur on a date specified therefor in any Drawdown Notice, (ii) if the Borrower fails to give any notice required to be given by it hereunder, in the manner and at the time specified herein, (iii) if for any reason any payment of any SOFR Advance, or any portion thereof, occurs on a date which is not a Maturity Date in respect thereof, or (iv) as a consequence of any other default by the Borrower to repay any Obligations when required by the terms of this Agreement and any instrument, document or agreement executed pursuant hereto or thereto. Provided that in no event will the Borrower indemnify the Indemnified Parties against losses, damages, liabilities, costs and expenses

4154 - 0698 - 4773.15 - 48 - (x) that arose on account of an Indemnified Party’s bad faith, negligence, wilful misconduct or illegal act, (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party, or (z) that relate to claims made by any Lender against a defaulting Lender or the failure on the part of any Indemnified Party to perform its covenants or obligations contained in this Agreement and any instrument, document or agreement executed pursuant hereto or thereto. A certificate of the relevant Indemnified Party or Indemnified Parties, documenting the relevant calculations and setting forth the amounts necessary to indemnify the Indemnified Party or Indemnified Parties in respect of such losses, costs, expenses, damages or liabilities, shall be prima facie evidence of the amounts owing under this Section 11.1. (e) Each Indemnified Party shall notify the Borrower as soon as reasonably practicable upon becoming aware of facts which the Indemnified Party believes in good faith could give rise to a claim under this Section 11.1. (f) Other than obligations with respect to claims of which the Indemnified Party was aware or ought reasonably to have been aware but did not notify the Borrower within thirty (30) days following the permanent repayment of all of the outstanding Obligations hereunder and the termination of this Credit Facility and this Agreement, all obligations provided for in this Section 11.1 shall survive the permanent repayment of all of the outstanding Obligations hereunder and the termination of the Credit Facilities and this Agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Agents or the Lenders or any of them. (g) The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 11.1, the Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective officers, directors, employees and agents. (h) If, for any reason, the obligations of the Borrower pursuant to this Section 11.1 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law, except to the extent that a court of competent jurisdiction determines such obligations arose on account of the bad faith, negligence, wilful misconduct or illegal act of any Indemnified Party. 11.2 Reimbursement by Lenders To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 11.1 to be paid by them to the Agent (or any sub - agent thereof), or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Agent (or any such sub - agent), or such Related Party, as the case may be, such Lender’s Proportionate Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub - agent) or against any Related Party of any of the foregoing acting for the Agent (or any such sub - agent) in connection with such capacity. The obligations of the Lenders under this Section 11.2 are subject to the other provisions of this Agreement concerning several liability of the Lenders.

4154 - 0698 - 4773.15 - 49 - 3. Waiver of Consequential Damages To the fullest extent permitted by Applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnified Party, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of this Agreement, or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnified Party shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the transactions contemplated hereby or thereby. 4. Payments All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub - agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. ARTICLE 12 THE AGENT AND THE LENDERS 1. Appointment and Authority Each of the Lenders hereby irrevocably appoints BNS as the Agent to act on its behalf as the Agent hereunder and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Agent and the Lenders, and the Borrower shall have no rights as a third party beneficiary of any of such provisions. 2. Rights as a Lender The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

4154 - 0698 - 4773.15 - 50 - 12.3 Exculpatory Provisions (a) The Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, the Agent: (i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing; (ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Agent is required to exercise as directed in writing by the Majority Lenders, but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to Applicable Law; and (iii) shall not, except as expressly set forth herein, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity. (b) The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority Lenders or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Agent by the Borrower or a Lender. (c) Except as otherwise expressly specified in this Agreement the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent. 12.4 Reliance by Agent The Agent and each of the Lenders shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent and each of the Lenders also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, that by its terms must be fulfilled to the satisfaction of a Lender, the Agent may presume that such condition is satisfactory to such Lender unless the Agent shall have received notice to the contrary from such Lender prior to the making of such Advance. The Agent and each of the Lenders may consult with legal counsel (who may be counsel for the Borrower), independent accountants and

4154 - 0698 - 4773.15 - 51 - other experts selected by it and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. 5. Indemnification of Agent Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent’s bad faith, negligence, wilful misconduct or illegal act. 6. Delegation of Duties The Agent may perform any and all of its duties and exercise its rights and powers hereunder by or through any one or more sub - agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub - agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub - agent and to the Related Parties of the Agent and any such sub - agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent. 7. Successor Agents The Agent may, as hereinafter provided, resign at any time by giving written notice thereof to the Lenders and the Borrower and may be removed at any time with cause as determined by the Lenders (other than itself). Upon any such resignation or removal, the Lenders shall have the right to appoint a successor agent (the “ Successor Agent ”) which shall be one of the Lenders satisfactory to the Borrower, acting reasonably (although the agreement or consent of the Borrower is not required if the appointment is made when an Event of Default has occurred and is continuing). If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within thirty (30) days after the retiring Agent’s giving of notice of resignation, then the retiring Agent may appoint a Successor Agent from among the Lenders, acceptable to the Borrower acting reasonably (although the agreement or consent of the Borrower is not required if the appointment is made when an Event of Default has occurred and is continuing). Upon the acceptance of an appointment as the Agent hereunder by a Successor Agent, such Successor Agent shall thereupon assume the duties and obligations of the retiring Agent and succeed to and become vested with all the rights, powers, privileges of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as the Agent under this Agreement. The retiring Agent shall cooperate with the Successor Agent in the performance of its duties for a reasonable period of time after such resignation or removal. After the retiring Agent’s resignation hereunder as the Agent, the provisions of this Section 12.7 shall continue to enure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent hereunder.

4154 - 0698 - 4773.15 - 52 - 8. Non - Reliance on Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement or any related agreement or any document furnished hereunder or thereunder. 9. Collective Action of the Lenders Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided thereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders. Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Majority Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co - operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders. 10. No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the “bookrunners”, “arrangers” or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement, except in its capacity, as applicable, as the Agent or a Lender hereunder. 11. Payments by the Borrower Prior to an Event of Default that is continuing, all payments made by or on behalf of the Borrower pursuant to this Agreement will be made to and received by the Agent on behalf of the Lenders and will be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Unless otherwise specified herein, the Agent will distribute to the Lenders in accordance with each Lender’s Proportionate Share: (i) payments of interest and standby fees; (ii) costs and expenses; (iii) repayments of principal;

4154 - 0698 - 4773.15 - 53 - (iv) prepayments of principal; (v) amounts received by the exercise of any right of set - off, consolidation of accounts, or by counterclaim or cross - action; and (vi) all other payments received by the Agent. Knowledge and Required Action 12.12 The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default (other than the non - payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is given pursuant to this Section. In the event that the Agent receives such a notice, it shall give prompt notice thereof to the Lenders, and shall also give prompt notice to the Lenders of each non - payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent shall, subject to Section 12.13 take such action with respect to such Default or Event of Default as shall be directed by the Lenders in accordance with this Section 12.12 provided that, unless and until the Agent shall have received such direction the Agent may, but shall not be obliged to, take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent in any case shall not be required to take any such action which it determines to be contrary to any Applicable Law. 13. Request for Instructions The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any such action or to withhold any such approval and shall not be under any liability whatsoever as a result thereof until it shall have received such instructions from the Lenders. No Lender shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting in accordance with instructions from the Lenders. The Agent shall in all cases be fully justified in failing or refusing to take or continue any action unless it shall have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 12.5 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it shall be secured in respect thereof as it may deem appropriate. 14. Actions by Lenders (a) Any consent, approval, instruction or other expression of the Lenders may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 12.14(c) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile). (b) Any consent, approval, instruction or other expression of the Lenders hereunder may also be included in a resolution that is submitted to a meeting or adjourned meeting of the Lenders duly called and held for the purpose of considering the same as hereinafter provided and shall be deemed to have been obtained if such resolution is passed by the affirmative vote

4154 - 0698 - 4773.15 - 54 - of the Majority Lenders (or 100% in the event that there are only two Lenders) of the votes given on a poll of the Lenders with respect to such resolution. A meeting of Lenders may be called by the Agent and shall be called by the Agent upon the request of any two Lenders. Every such meeting shall be held in the City of Toronto or at such other reasonable place as the Agent may approve. At least seven (7) days’ notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of the resolutions to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment thereof. The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum. A person nominated in writing by the Agent shall be chairman of the meeting. Lenders representing no less than 50.1% of the outstanding Advances must be present at a meeting or adjourned meeting. Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote in respect of each $1 of its Commitment. In respect of all matters concerning the convening, holding and adjourning of Lenders’ meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this subsection 12.14(b) as it shall deem expedient and any regulations so made by the Agent shall be binding upon the Borrower, the Agent and the Lenders. (c) Notwithstanding subsection 12.14(a ), without the consent of all the Lenders the Agent may not take the following actions: (i) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of a Credit Facility, reduce the fees payable, reduce interest rates or other amounts payable with respect to a Credit Facility, extend any date fixed for payment of principal, interest or other amounts payable relating to a Credit Facility, extend the repayment dates of a Credit Facility or change the definition of Majority Lenders or pricing of any Advances except as specifically provided pursuant to Section 2.10; (ii) amend Section 3.3; or (iii) amend this Section 12.14(c). (d) An instrument in writing from the Majority Lenders (any such instrument in writing being an “ Approval Instrument ”) shall (subject to the terms of Section 12.14 (c)) be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) shall be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent shall be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument. (e) In the event that in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 12.14(c), the consent of the Majority Lenders shall have been obtained but the consent

4154 - 0698 - 4773.15 - 55 - of one or more of such other Lenders (each a “ Non - Consenting Lender ”) whose consent is required shall not have been obtained; then, with respect to each Non - Consenting Lender (the “ Terminated Lender ”) the Borrower may, by giving written notice to the Agent and any Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Advances and its Commitment, if any, in full to one or more Eligible Assignees (each a “ Replacement Lender ”) in accordance with the provisions of this Agreement and the Borrower shall pay the fees, if any, payable thereunder in connection with any assignment from the Non - Consenting Lender; provided: (i) on the date of such assignment, the Replacement Lender shall pay to the Terminated Lender an amount equal to the sum of (a) an amount equal to the principal of, and all accrued interest on, all outstanding Advances of the Terminated Lender, (b) an amount equal to all unreimbursed drawings that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time, and (c) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to this Agreement; (ii) on the date of such assignment, the Borrower shall pay any amounts payable to such Terminated Lender in respect to any Breakage Costs or otherwise owed as a consequence of such repayment or otherwise as if it were a prepayment; and (iii) each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non - Consenting Lender. Upon the prepayment of all amounts owing to any Terminated Lender and the termination of such Terminated Lender’s Commitments, if any, such Terminated Lender shall no longer constitute a “Lender” for purposes hereof; provided, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender. 15. Provisions for Benefit of Lenders Only The provisions of this Article 12 (other than this Section 12.15, Section 12.14(e) and the rights of the Borrower to receive notice as specified herein) relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Borrower shall not have any rights under or be entitled to rely for any purposes upon such provisions. 16. Payments by Agent (a) For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder: (i) the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

4154 - 0698 - 4773.15 - 56 - (ii) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent; (iii) if any Lender advances more or less than its Proportionate Share of a Credit Facility, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender; (iv) the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive; (v) upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein; and (vi) all payments by the Agent to a Lender hereunder shall be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment and Assumption unless notice to the contrary is received by the Agent from such Lender. (b) Unless the Agent has actual knowledge that the Borrower has not made or will not make a payment to the Agent for value on the date in respect of which the Borrower has notified the Agent that the payment will be made, the Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts. If the payment by the Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, reasonable costs, reasonable expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result. Provided that in no event will the Borrower indemnify the Agent against liabilities, losses, damages, costs and expenses that arose on account of the Agent’s bad faith, negligence, wilful misconduct or illegal act. A certificate of the Agent with respect to any amount owing by the Borrower under this Section shall be prima facie evidence of the amount owing in the absence of manifest error. 12.17 Acknowledgements, Representations and Covenants of Lenders (a) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing. (b) Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit Facilities in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

4154 - 0698 - 4773.15 - 57 - (c) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder. (d) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such documents. (e) Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender shall pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s negligence or wilful misconduct. (f) Each Lender shall respond promptly to each request by the Agent for the consent of such Lender required hereunder. (g) Each Lender that assigns all or a portion of its rights and obligations under this Agreement shall pay to the Agent a processing and recordation fee of $3,500 with respect to each such assignment in accordance with Section 14.2(e). 12.18 Rights of Agent (a) In administering the Credit Facilities, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders. (b) The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default or Event of Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement. (c) Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby. (d) The Agent may round an individual Lender’s Proportionate Share of any Advance to the nearest $100,000. (e) The Agent shall be entitled to scan and provide by email to the Lenders all financial information it receives from the Borrower.

4154 - 0698 - 4773.15 - 58 - 12.19 Non - Funding Lenders (a) Each Non - Funding Lender (excluding Export Development Canada) shall be required to provide to the Agent cash or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non - Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower. Such cash or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash and Cash Equivalents in accordance with Section 12.11. (b) Neither Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non - Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Non - Funding Lender and received and deposited by Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non - appealable judgment of a court of competent jurisdiction. (c) The Agent shall be entitled to set off any Non - Funding Lender’s Proportionate Share of all payments received from the Borrower against such Non - Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement. The Agent shall be entitled to withhold and deposit in one or more non - interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by Agent and due to a Non - Funding Lender pursuant to this Agreement which amounts shall be used by Agent (A) first, to reimburse the Agent for any amounts owing to it by the Non - Funding Lender, and then to reimburse, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non - Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non - Funding Lender, (C) third, first, to cash collateralize all other obligations of such Non - Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower, and (D) fourth, at the Agent’s discretion, to fund from time to time the Non - Funding Lender’s Proportionate Share of Advances under the Credit Facilities. (d) For certainty, a Non - Funding Lender will have no voting or consent rights with respect to matters under this Agreement. Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non - Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders. Notwithstanding the foregoing, should a Non - Funding Lender (i) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to Agent, and (ii) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non - Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non - Funding Lender.

4154 - 0698 - 4773.15 - 59 - 12.20 Sharing of Payments by Lenders If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that: (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest ; (b) the provisions of this Section shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to the Borrower or any Affiliate of the Borrower (as to which the provisions of this Section shall apply); and (c) the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with this Agreement, (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with this Agreement, (y) any reduction arising from an amount owing to the Borrower upon the termination of derivatives entered into between the Borrower and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender. 12.21 Agent’s Clawback (a) Funding by Lenders: Presumption by Agent Unless the Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Agent such Lender’s share of such advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event if a Lender has not in fact made its share of the applicable advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender’s Advance included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the

4154 - 0698 - 4773.15 - 60 - interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent. (b) Payments by Borrower: Presumptions by Agent Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of any Lender hereunder that the Borrower will not make such payment the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on Interbank compensation. 12.22 Erroneous Payment (a) Each Lender hereby agrees that (i) if the Agent notifies such Lender that the Agent has determined in its sole discretion that any funds received by such Lender from the Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Lender (whether or not known to such Lender) (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “ Erroneous Payment ”) and demands the return of such Erroneous Payment (or a portion thereof), such Lender shall promptly, but in no event later than five (5) Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Agent in same day funds at the greater of (x) the Federal Funds Effective Rate, or any other currency at a fluctuating rate per annum equal to the overnight rate at which US Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent); and (y) a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (ii) to the extent permitted by applicable law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set - off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. A notice of the Agent to any Lender under this clause (a) shall be conclusive, absent manifest error. (b) Without limiting immediately preceding clause (a), each Lender hereby further agrees that if it receives an Erroneous Payment from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Agent (or any of its Affiliates) with respect to such Erroneous Payment (an “ Erroneous Payment Notice ”), (y) that was not preceded or accompanied by an Erroneous Payment Notice, or (z) that such Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, an error has been made (and that it is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment) with respect to such Erroneous Payment, and to the extent permitted by applicable law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim,

4154 - 0698 - 4773.15 - 61 - counterclaim, defense or right of set - off or recoupment with respect to any demand, claim or counterclaim for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine. Each Lender agrees that, in each such case, it shall promptly (and, in all events, within one (1) Business Day of its knowledge (or deemed knowledge) of such error) notify the Agent of such occurrence and, upon demand from the Agent, it shall promptly, but in all events no later than five (5) Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Agent in same day funds at the greater of (x) the Federal Funds Effective Rate, and in respect of an Erroneous Payment in US Dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which US Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent); and (y) a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. (c) Each party’s obligations under this Section 12.22 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under this Agreement. 12.23 No Set - Off by the Borrower The amounts payable by the Borrower hereunder shall not be subject to any deduction, withholding, set - off or counterclaim by the Borrower for any reason whatsoever, unless a deduction or withholding is required by law. ARTICLE 13 TAXES AND CHANGE OF CIRCUMSTANCES 13.1 Change of Circumstances (a) If the introduction of or any change in any Applicable Law relating to any Lender, or any change in the interpretation or application thereof by any Governmental Body or compliance by any Lender with any request (provided that banks or non - bank lenders, as the case may be, would customarily comply therewith) or direction of any Governmental Body (herein referred to as a “ Change of Law ”): (i) subjects any Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes on payments of the Obligations or changes the basis of taxation of payments due to any Lender or increases any existing Taxes on payments of the Obligations (other than Excluded Taxes); (ii) imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits

4154 - 0698 - 4773.15 - 62 - in or for the account of, or loans by, or any other acquisition of funds for loans by, any Lender; (iii) imposes any Taxes on reserves or deemed reserves in respect of the undrawn portion of the Credit Facilities; (iv) imposes on any Lender or requires there to be maintained by any Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of such Lender’s obligations hereunder; or (v) imposes on any Lender any other condition or requirement with respect to this Agreement or the Credit Facilities (other than Excluded Taxes); and such occurrence has the effect of: (vi) increasing the cost to such Lender of agreeing to make or making or maintaining the Credit Facilities, any Advance or any portion thereof; (vii) reducing the amount of the Obligations; (viii) directly or indirectly reducing the effective rate of return to such Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from Excluded Taxes); or (ix) causing such Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by such Lender hereunder; then, such Lender shall, within thirty (30) days of such Lender actually becoming aware of such Change of Law (the “ Notice Date ”), provide notice thereof to the Borrower and the Agent (with such notice being accompanied by a certificate of the Lender stating that the Lender is entitled to claim an amount under this Section 13.1 in accordance with the terms hereof, setting forth the amount necessary to compensate such Lender and a reasonably detailed explanation of the basis for the request of compensation), and the Borrower shall, within thirty (30) days of receipt of such notice and certificate from such Lender, pay or cause to be paid to such Lender such additional amounts as shall be sufficient to fully indemnify such Lender for such additional cost, reduction, payment, foregone interest or other return (herein referred to as “ Additional Compensation ”) but only in respect of the period after the effective date of the Change of Law; provided, however, that (i) the Borrower shall not be required to compensate a Lender pursuant to this Section for any Additional Compensation arising subsequent to the Notice Date and prior to the actual date of notice being delivered to the Borrower as to such Lender’s intention to claim compensation therefore or which arose as a result of a breach by such Lender or any of its Affiliates of any Applicable Law, and (ii) a Lender shall not claim Additional Compensation hereunder if it is not claiming similar compensation in such circumstances from its similarly situated customers in such jurisdiction (as determined in the reasonable discretion of such Lender). The above - referenced certificate as to the amount of such Additional Compensation, submitted to the Borrower by the Lender, shall be prima facie evidence of the amount of

4154 - 0698 - 4773.15 - 63 - compensation required to be paid hereunder by the Borrower to the Lender. If any Lender shall become aware that it has received a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts, and such refund, credit or allowance is clearly attributable to and identifiable in respect of the Change of Law and the Credit Facilities, such Lender shall remit to the Borrower the amount of such refund, credit or allowance that it has received net of its costs and expenses incurred in obtaining such refund, credit or allowance. If (A) the Borrower shall become aware that a Lender is entitled to receive a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts to such Lender, or (B) a Lender shall become aware that it is entitled to receive a refund, credit or allowance in respect of Additional Compensation as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts to it, such Lender shall promptly notify the Borrower of such refund, credit or allowance and, in each case, the Borrower may give notice to such Lender requesting that it make a claim to such Governmental Body for such refund, credit or allowance subject to (i) the Borrower having agreed in writing to pay all of such Lender’s costs and expenses relating to such claim and (ii) such Lender determining that it would not be disadvantaged or prejudiced as a result of making such claim (it being understood that the mere existence of fees, charges, costs or expenses that the Borrower has agreed to pay on behalf of the Lender shall not be deemed to be a disadvantage to such Lender). Upon a Lender receiving the aforesaid notice, and in the event that the refund, credit or allowance in question is clearly attributable to and identifiable in respect of the Change of Law and the Credit Facilities, the Lender shall proceed to make a claim to such Governmental Body so as to seek such refund, credit or allowance. Upon receipt by the Lender of any such refund, credit or allowance it shall, after deducting its costs and expenses relating to such claim, remit to the Borrower such refund, credit or allowance, as the case may be. If, after the receipt of any payment by the Borrower to a Lender under this Section 13.1 such Lender obtains a refund, credit or allowance on account of the Additional Compensation in respect of which such payment was received, the Lender shall, to the extent clearly attributable and identifiable in respect to a payment made by the Borrower to a Lender under this Section 13.1 and to the extent it can do so without prejudice to its ability to retain the amount of such refund, credit or allowance, account to the Borrower for an amount equal to the refund received or credit or allowance given net of its costs and expenses without interest (other than interest paid or credited by the relevant Governmental Body clearly attributable and identifiable to such refund, credit or allowance). If such Lender is subsequently advised of the requirement that it repay such refund, credit or allowance, the Borrower shall return to such Lender any amount that it had accounted for. (b) Should any Lender make a demand for payment pursuant to Section 13.1 or 13.2 such Lender shall, at the Borrower’s option and request and subject to the Borrower agreeing to pay such existing Lender’s actual documented costs and expenses (including any stamp taxes or duties associated with such assignment), assign all of its rights and obligations under the Agreement to one or more existing Lenders nominated by the Borrower (in consultation with the Agent) that have agreed to assume such rights and obligations as evidenced by the execution of an assignment agreement in the form of Schedule F attached hereto. In the event that Lenders nominated by the Borrower are not willing to take an assignment of such Lender’s rights and obligations, the Borrower shall be entitled to obtain one or more substitute lenders to obtain an assignment of such Lender’s rights and obligations and such Lender shall, at the Borrower’s request, assign all of its rights and obligations under the Agreement to such substitute lenders selected by the Borrower provided that (i) such assignment to one or more substitute lenders shall be subject, in each case, to the prior consent being obtained of the

4154 - 0698 - 4773.15 - 64 - applicable Lenders and the Agent; and (ii) the execution by such substitute lenders along with all other applicable parties of an assignment agreement in the form attached as Schedule F hereto. (c) Notwithstanding anything contained in this Section 13.1, should any Lender or cease to be a resident of Canada or the United States of America and cease to be entitled to the benefit of the Canada US Income Tax Convention (1985), as amended, such Lender shall not be entitled to be grossed up (nor indemnified) for any Taxes that are required to be deducted from a payment by the Borrower as a consequence thereof. (d) Notwithstanding anything contained in this Section 13.1, (i) the Dodd - Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines and directives thereunder or issued in connection therewith and (ii) all requests, rules, regulations, guidelines and directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority or any United States, Canadian or foreign regulatory authority, in each case pursuant to Basel III, shall, in each case, be deemed a “Change of Law” regardless of the date enacted, adopted or issued but only to the extent applicable to a Lender claiming Additional Compensation. 2. Taxes (a) Payments Subject to Taxes If the Borrower, the Agent or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower hereunder, then (i) the sum payable shall be increased by the Borrower when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Borrower shall make any such deductions required to be made by it under Applicable Law and (iii) the Borrower shall timely pay the full amount required to be deducted to the relevant Governmental Body in accordance with Applicable Law. (b) Payment of Other Taxes by the Borrower Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Body in accordance with Applicable Law. (c) Indemnification by the Borrower The Borrower shall, indemnify the Agent and each Lender, within ten (10) days after written demand therefor (specifying in reasonable detail the nature and corresponding calculation, and the amount of the Indemnified Taxes or other Taxes), for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) withheld or deducted on payments to, or paid by, the Agent, such Lender in respect of any payment by or on account of any obligation of the Borrower hereunder or under any document executed in connection herewith and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

4154 - 0698 - 4773.15 - 65 - (d) Evidence of Payments As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Body, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Body evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent. (e) Treatment of Certain Refunds and Tax Reductions If the Agent or a Lender determines that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out - of - pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after - Tax interest paid by the relevant Governmental Body with respect to such refund). The Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Body) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Body. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction. Documentary support for such refund and out - of - pocket expenses to be provided by the applicable Lenders or the Agent. (f) Status of Lenders To the extent that withholdings apply to any payment to be made to a Lender, any Lender that is entitled to an exemption from or reduction of any withholding tax with respect to any payments hereunder shall, to the extent it may lawfully do so, deliver to the Borrower and to the Agent such properly completed and executed documentation prescribed by Applicable Law or by any Governmental Body as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if required by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding, backup withholding or information reporting requirements. Each Lender shall, from time to time after the initial delivery by such Lender of the forms described above, at the request of the Agent or the Borrower, (a) deliver to the Borrower and the Agent renewals, amendments or additional or successor forms, together with any other certificate or statement of exemption required in order to confirm or establish such Lender’s status or that such Lender is entitled to an exemption from or reduction in withholding tax or (b) notify the Agent and the Borrower of its inability to deliver any such forms, certificates or other evidence. The Borrower shall not be required to pay any additional amounts pursuant to Section 13.2(a) in respect of any payment to or for the account of a Lender and shall not be required to indemnify a Lender pursuant to Section 13.2(c) if the obligation to pay such additional amounts or to indemnify a Lender would not have arisen but for a failure by such Lender to comply with the requirements of this Section 13.2(f). (g) Indemnification by the Lenders Each Lender shall severally indemnify the Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Agent for such

4154 - 0698 - 4773.15 - 66 - Indemnified Taxes and without limiting the obligation of the Borrower to do so) and (ii) any Taxes (other than Indemnified Taxes) attributable to such Lender, in each case, that are payable or paid by the Agent in connection with this Agreement, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or otherwise payable by the Agent to the Lender from any other source against any amount due to the Agent under this paragraph (g). (h) Survival Each party’s obligations under this Section 13.2 shall survive the resignation or replacement of the Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge or all obligations under this Agreement. 13.3 Illegality If the introduction of or change to any present or future Applicable Law, or any change in the interpretation or application thereof by any Governmental Body, shall make it unlawful for any Lender to make or maintain any Advance or to give effect to its obligations in respect of such Advances as contemplated hereby, such Lender may, by notice to the Borrower and to the Agent, declare that its obligations hereunder in respect of such Advance shall be terminated, and thereupon the Borrower shall prepay to the Agent on behalf of such Lender within the time required by such Applicable Law (or at the end of such longer period as such Lender in its discretion has agreed) all of the Obligations in respect of such Advance including all amounts payable in connection with such prepayment pursuant to Section 11.1(d). If there are any types of Advances hereunder that are not so affected, the Borrower may convert the Advances which are affected into one of the types of Advances that are not affected. ARTICLE 14 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS 14.1 Successors and Assigns Generally The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations, hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 14.2, or (ii) by way of participation in accordance with the provisions of Section 14.4 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 14.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

4154 - 0698 - 4773.15 - 67 - 14.2 Assignment by Lenders Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it); provided that: (a) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advance of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents to a lower amount (each such consent not to be unreasonably withheld or delayed); (b) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Advance or the Commitment assigned; except that this clause (b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate credits on a non - pro rata basis; (c) any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed); (d) any assignment must be approved by the Borrower (in its sole discretion) unless (A) the proposed assignee is, in the case of a Credit Facility, itself already a Lender with the same type of Commitment or the assignment or transfer is to another Lender, an Affiliate of a Lender or to a branch of the assigning Lender so long as such branch is controlled by the legal entity making the assignment and the effect of such assignment (whether such assignment is to an Affiliate or to a branch) does neither result in increased costs to the Borrower, or (B) an Event of Default has occurred and is continuing; and (e) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Agent an Administrative Questionnaire. Subject to acceptance and recording thereof by the Agent pursuant to Section 14.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Article 11 and Article 13, and shall

4154 - 0698 - 4773.15 - 68 - continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph (other than a participation described in Section 14.4) shall be null and void as against the Borrower. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower. 3. Register The Agent shall maintain at one of its offices in Toronto, Ontario or Montreal, Quebec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “ Register ”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. 4. Participations A Lender may grant participations in all or any part of its rights and obligations under this Agreement without the prior written consent of the Borrower and without the prior written consent of the Agent, provided that with respect to the grant of any participation: (a) the obligations and responsibilities of the granting Lender (the “ Grantor ”) hereunder (including, without limitation, its Commitments hereunder) shall remain unchanged and the Grantor shall remain fully liable for all its obligations and responsibilities hereunder to the same extent as if such participation had not been granted; (b) the Grantor shall administer the participation of the participating Person (the “ Participant ”) and neither the Participant nor the Borrower shall have any rights against or obligations to, or deal directly with, each other in respect of the participation of the Participant; (c) no Participant under any such participation shall have any rights under this Agreement or in any instrument or document executed pursuant to this Agreement, or any right to approve any amendment or waiver of any provision of this Agreement or any other such instrument or document, or any consent to any departure by the Borrower therefrom; and (d) within thirty (30) days of the effective date of such participation, such Lender shall provide notice of such participation to Borrower.

4154 - 0698 - 4773.15 - 69 - ARTICLE 15 GENERAL 15.1 Nature of Obligations under this Agreement (a) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder. Neither the entering into of this Agreement nor the completion of any transactions contemplated herein shall constitute the Lenders a partnership. (b) Neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder. 2. Addresses, Etc. for Notices (a) The addresses and telecopier numbers for the purposes of notices and other communications to the Borrower and the Agent are set out on the signatures pages and Schedules to this Agreement. (b) Notices Generally Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 15.2(c)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in Section 15.2(c) below shall be effective as provided in Section 15.2(c). (c) Electronic Communications Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e - mail) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender of Advances to be made if such Lender has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Agent otherwise prescribes, notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e - mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient,

4154 - 0698 - 4773.15 - 70 - such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient. (d) Change of Address, Etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto. 3. Governing Law and Submission to Jurisdiction (a) Governing Law This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. (b) Submission to Jurisdiction The Borrower irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement against the Borrower or its properties in the courts of any jurisdiction. (c) Waiver of Venue The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in 15.3(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. 4. Judgment Currency (a) If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 15.4 referred to as the “ Judgment Currency ”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding: (i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or (ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.4(a)(ii) being hereinafter in this Section 15.4 referred to as the “ Judgment Conversion Date ”). (b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.4(a)(i i), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay

4154 - 0698 - 4773.15 - 71 - such additional or lesser amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. (c) Any amount due from the Borrower under the provisions of Section 15.4(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement. (d) The term “rate of exchange” in this Section 15.4 means the spot rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada at 4:30 p.m. on such date for the day in question, or if such rate is not so published or quoted by the Bank of Canada, such term shall mean the Equivalent Amount of the Judgment Currency. 5. Survival The provisions of 10.2 shall survive the repayment of all Advances, whether on account of principal, interest or fees, and the termination of this Agreement, unless a specific release of such provisions by the Agent, on behalf of the Lenders, is delivered to the Borrower. 6. Severability Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. 7. Whole Agreement This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the Credit Facilities and the other matters contemplated in this Agreement as of the date of this Agreement, and supersedes all other negotiations and discussions, whether oral or written, with respect to the Credit Facilities. 8. Further Assurances The Borrower, each Lender and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement or of any of the agreements provided for hereunder to which it is a party. The Borrower, at its expense, shall promptly execute and deliver to the Agent, upon reasonable request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with and required to give effect to the covenants and agreements of the Borrower hereunder or to make any recording, file any notice or obtain any consent contemplated herein. 9. Waiver of Jury EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR

4154 - 0698 - 4773.15 - 72 - RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. 15.10 Counterpart; Integration; Effectiveness; Electronic Execution (a) Counterparts; Integration; Effectiveness This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 3.1, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement. (b) Electronic Execution The words “execution”, “signed”, “signature”, and words of like import in this Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper - based recordkeeping system, as the case may be , to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act , as the case may be. 15.11 Treatment of Certain Information; Confidentiality (a) Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its Affiliates’ respective partners, directors, officers, employees, agents and advisors on a need to know basis only (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self - regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or any action or proceeding relating to this Agreement or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit - linked note or similar transaction

4154 - 0698 - 4773.15 - 73 - relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, (y) becomes available to the Agent or any Lender on a non - confidential basis from a source other than the Borrower, or (z) was in the possession of the Agent or any Lender free of any obligation of confidence at the time of communication to the Agent or such Lender or was communicated to the Agent or such Lender free of any obligation of confidence subsequent to the time of initial communication to the Agent or such Lender. (b) For purposes of this Section, “ Information ” means all information received in connection with this Agreement from the Borrower relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non - confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. 12. Time of the Essence Time shall be of the essence of this Agreement. 13. Delivery by Facsimile Transmission This Agreement may be executed and delivered by facsimile transmission or other electronic communication and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature. 14. Termination of Agreement This Agreement shall terminate and shall be of no further effect, other than with respect to indemnities expressly stated to survive termination of this Agreement, and the Agent shall execute and deliver all discharges and termination statements requested by the Borrower (at the expense of the Borrower) upon indefeasible repayment by the Borrower of all Obligations owing to the Agent and the Lenders and either the (x) termination of the Commitments, or (y) the cancellation of the Credit Facilities pursuant to Section 2.9. 15.15 Anti - Money Laundering Legislation (a) The Borrower acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti - money laundering, anti - terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “ AML Legislation ”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the transactions contemplated hereby. The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

4154 - 0698 - 4773.15 - 74 - (b) Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so. 15.16 Acknowledgement and Consent to Bail - In of EEA Financial Institutions Notwithstanding anything to the contrary in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under this Agreement, to the extent such liability is unsecured, may be subject to the Write - Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write - Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and (b) the effects of any Bail - In Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement; or (iii) the variation of the terms of such liability in connection with the exercise of the Write - Down and Conversion Powers of any EEA Resolution Authority. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

S - 1 IN WITNESS WHEREOF the parties hereto have executed this Agreement. BORROWER: MAGNA INTERNATIONAL INC. by Name: Paul Brock Title: Vice President & Treasurer Name: Patrick W.D. McCann Title: Executive Vice President & CFO Address: Magna International Inc. 337 Magna Drive Aurora, ON L4G 7K1 Attention: Paul Brock, Vice President & Treasurer paul.brock@magna.com (905) 726 - 7166 Email: Facsimile:

S - 1 IN WITNESS WHEREOF the parties hereto have executed this Agreement. BORROWER: Address: MAGNA INTERNATIONAL INC. Magna International Inc. 337 Magna Drive Aurora, ON L4G 7K1 Attention : Email : Facsimile: Paul Brock, Vice President & Treasurer paul.brock@magna . com (905) 726 - 7166 :? === - by Name: Paul Brock Title : Vice President & Treasurer / , Name: Patrick W . D. Mccann Title : Executive Vice President & CFO

S - 2 AGENT: Address: The Bank of Nova Scotia, as Agent 40 Temperance Street, 6 th Floor Toronto, ON M5H 0B4 Attention: Email: Head of Agency Services agency.services@scotiabank.com THE BANK OF NOVA SCOTIA , as Agent Title: Title: by Name: Clement Yu in the case of any Lender or the Agent, with a copy to: Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, ON M5V 3J7 Attention: Email: Joel Scoler jscoler@dwpv.com Director Name: Ryan Moonilal Associate Credit Agreement 2023 (Magna)

S - 3 LENDERS: Address: The Bank of Nova Scotia 4 Temperance St. West, 6 th Floor Toronto, ON M5H 1Y4 Attention: Facsimile: Andrew Morales (416) 866 - 2010 THE BANK OF NOVA SCOTIA , as a Lender by Name: Andrew Morales Title: Director Name: Nora Rihani Title: Associate Credit Agreement 2023 (Magna)

S - 4 CITIBANK, N.A. CANADIAN BRANCH by Name: Title: Nlyousha Zarlnpour ManagingDirector Name: Title: Credit Agreement 2023 (Magna)

S - 5 BANK OF AMERICA, N.A., CANADA BRANCH by Name: James K.G. Campbell Title: Director Name: Title:

S - 1 Credit Agreement 2023 (Magna) BNP PARIBAS by Name: Rod O'Hara Title: Managing Director Name: Zainuddin Ahmed Title: Director Classification : Internal

S - 7 ROYAL BANK OF CANADA by Name: Chris Cowan Title: Authorized Signatory Credit Agreement 2023 (Magna)

S - 8 THE TORONTO - DOMINION BANK by Name: Tim Thomas Title: Managing Director Name: Aman Cheema Title: Vice President Credit Agreement 2023 (Magna)

S-9

WELLS FARGO BANK, N.A., CANADIAN BRANCH

by ______________________________
Name: Marc-Philippe Picne
Title: Regional Vice Presiden

____
Name:
Title:

Credit Agreement 2023 (Magna)

S - 10 COMMERZBANK AG, NEW YORK BRANCH Credit Agreement 2023 (Magna)

S - 11 HSBC BANK USA, NATIONAL ASSOCIATION by Name: Zachary Griffith Title: Vice President Credit Agreement 2023 (Magna)

S - 12 ING BANK N.V., AMSTERDAM, LANCY/GENE VA BRANCH by Name: Title: Name: Title: JOCHEN (Qualified Signature) Digitally signed by MUNZINGER JOCHEN MUNZINGER (Qualified Signature) Date: 2023.03.06 10:24:44 +01'00' Digitally signed by PAUL - EMMANUEL AERTS (Qualified Signature) Date: 2023.03.06 11:04:09 +01'00' Credit Agreement 2023 (Magna)

Credit Agreement 2023 (Magna) S - 1 JPMORGAN CHASE BANK, N.A., TORONTO BRANCH by Name: Jeffrey Coleman Title: Executive Director

S - 14 BANK OF CHINA, NEW YORK BRANCH by Name: Min Zhu Title: Executive Vice President Credit Agreement 2023 (Magna)

S - 15 INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH by Name: Xuan Zhang Title: AVP Digitally signed by: Xuan Zhang Date: 2023.03.03 10:25:35 - 05'00' Digitally signed by: Pinyen Shih Date: 2023.03.03 11: 16:14 - 05'00' Name: Pinyen Shih Title: Executive Director INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA) by Name: Title: Name: Title: Credit Agreement 2023 (Magna)

S - 15 INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH by Name: Title: Name: Title: INDUSTRIAL AND COMMERCIAL BANK OF CHINA (CANADA) by Name: Harry Han Title: Regional Head, Corporate Banking Name: Sherry Cao Title: Director, Corporate Banking Credit Agreement 2023 (Magna)

S - 16 GOLDMAN SACHS BANK USA by Name: Jonathan Dworkin Title: Authorized Signatory Credit Agreement 2023 (Magna)

S - 17 EXPORT DEVELOPMENT CANADA by Name: Lorina Green Title: Sr. Financing Manager Name: Camille Poirier Title: Financing Manager Credit Agreement 2023 (Magna)

Lenders Delayed Draw A Facility Commitment Delayed Draw B Facility Commitment The B a nk o f N ova Scot i a B a nk o f A m e r i ca , N . A. , Canada Branch E xport Deve l opment Canada BNP Par i bas Citibank , N . A. Canad i an B r anch Ba nk of Chi n a, Ne w Y o r k B r anch JPMorga n Chase Ba nk , N . A., To r onto B r anch R oya l Bank o f Canada The To r onto - D om i nio n Ban k ING Bank N.V . , A ms te r dam , L aney / Geneva B r anch Comme rz ba nk AG , Ne w Yo r k B r anch H SBC Bank Canada We ll s F a r g o Bank , N.A. , Canad i an B r anch Indust r i a l and C o mme r c i a l Bank o f Ch i na Lim i ted , N e w Yo rk B r anch Indust r i a l and C o mme r cia l Bank o f Ch i na ( Canada ) G ol d m an Sachs Bank USA I US$800 , 000 , 000 I I I I I I I I I I I I I I I TOTAL US$600 , 000 , 000 4154 - 0698 - 4773.15 SCHEDULE A LENDERS AND COMMITMENTS

4154 - 0698 - 4773.15 SCHEDULE B NOTICE OF REQUEST FOR ADVANCE, CONVERSION OR ROLLOVER To: The Bank of Nova Scotia, as Agent Global Wholesale Services, Loan Operations 720 King Street West, 2 nd Floor Toronto, Ontario M5V 2T3 Attention: Director Fax: (416) 866 - 5991 And To: The Bank of Nova Scotia Corporate Banking, Loan Syndications 62 nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax: (416) 866 - 3329 Re: Magna International Inc. (the “Borrower”) Reference is made to the credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ”) dated as of March 6, 2023 among the Borrower, the Lenders party thereto and the Agent named therein. All terms used in this Notice of Request for Advance, Conversion or Rollover which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement. The Borrower hereby requests an Advance as follows: 1. Type of Advance: 2. Amount of Advance: 3. Currency of Advance: 4. Drawdown Date, Rollover Date or Conversion Date, as applicable: 5. Interest Period: 6. Account to be credited (if any): 7. If Rollover or Conversion of another Advance, provide details of other Advance: (a) Type: (b) Amount: (c) Maturity Date:

SCHEDULE C REPAYMENT NOTICE To: The Bank of Nova Scotia, as Agent Global Wholesale Services, Loan Operations 720 King Street West, 3 rd Floor Toronto, Ontario M5V 2T3 Attention: Director Fax:(416) 866 - 5991 And To: The Bank of Nova Scotia Corporate Banking, Loan Syndications 62 nd Floor, 40 King Street W., Scotia Plaza Toronto, Ontario M5W 2X6 Attention: Managing Director Fax:(416) 866 - 3329 Re: Magna International Inc. (the “Borrower”) Reference is made to the credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ”) dated as of March 6, 2023 among the Borrower, the Lenders party thereto and the Agent named therein. All terms used in this Repayment Notice which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement. The Borrower hereby requests an Repayment as follows: 1. Type of Repayment: 2. Amount of Repayment: 3. Repayment Date: 4. Account to be Debited (if any): DATED this day of , . MAGNA INTERNATIONAL INC. Per: Name: Title: Per: Name: Title: 4154 - 0698 - 4773.15

SCHEDULE D COMPLIANCE CERTIFICATE TO: THE BANK OF NOVA SCOTIA , as agent for the Lenders (the “ Agent ”) AND TO: THE FINANCIAL INSTITUTIONS PARTY TO THE CREDIT AGREEMENT (as defined below), as lenders (the “ Lenders ”) RE: Credit agreement (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ”) dated as of March 6, 2023 among Magna International Inc., the Lenders party thereto and the Agent party thereto. All terms used in this Compliance Certificate which are defined in the Credit Agreement have the meanings attributed thereto in the Credit Agreement. We, the  and  of Magna International Inc. (“ Magna ”) hereby certify, without personal liability, on behalf of Magna as follows: 1. This Certificate is furnished pursuant to paragraph 10.1(i) of the Credit Agreement. 4154 - 0698 - 4773.15 2. We have read and are familiar with the Credit Agreement including, in particular, the definitions of the various financial terms used in the Credit Agreement, the covenants contained in Article Ten and the Events of Default described in Article Eleven of the Credit Agreement. 3. We have made or caused to be made such examinations or investigations as are, in our opinion, necessary to furnish this Certificate, and we have furnished this Certificate with the intent that it may be relied upon by the Agent and the Lenders as a basis for determining compliance by Magna with its respective covenants and obligations under the Credit Agreement as of the date of this Certificate. 4. Except as described herein, no Default or Event of Default has occurred and is continuing on the date of this Certificate. 5. The attached financial statements for the [Fiscal Quarter/Fiscal Year] ending [insert date] (the “Reference Date”) were prepared in accordance with generally accepted accounting principles in effect as at the date of such financial statements (subject to normal year - end adjustment in the case of interim unaudited financial statements) and fairly present in all material respects the financial condition of Magna on a consolidated basis. All calculations of financial covenants and presentation of financial information in this Certificate and the Appendices to this Certificate have been prepared in accordance with the Credit Agreement. 6. Magna is in compliance with the ratio of Total Debt to Total Capitalization as set forth in Subsection 10.1(j) as demonstrated in the calculations set forth in Appendix A to this Certificate. The ratio of Total Debt to Total Capitalization is  1.

- 2 - 7. Magna’s Credit Rating is by [Note: include name(s) or Rating Agency or Rating Agencies] . 8. The Tangible Net Worth as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $ . 9. The Funded Indebtedness of the Restricted Subsidiaries as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $ which constitutes % of Tangible Net Worth. 10. The aggregate of Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate was U.S. $ which constitutes % of Tangible Net Worth. 11. The Borrower is in compliance with Section 10.1(m) of the Credit Agreement as at the Reference Date as demonstrated in the calculations set forth in Appendix A to this Certificate. Dated this day of . 20 . By: Name: Title: By: Name: Title:

4154 - 0698 - 4773.15 APPENDIX A TO QUARTERLY FINANCIAL COMPLIANCE CERTIFICATE The following calculations are applicable at the Reference Date. Reference Date: All monetary references are in U.S. dollars. 1. As at the Reference Date, the ratio of Total Debt to Total Capitalization was  :1, calculated as follows: (i) indebtedness for borrowed money (excluding $  Subordinate Debt) (ii) Capital Lease Obligations $  (iii) contingent liabilities $  (iv) (i) + (ii) + (iii) $  (v) stated capital of all shares $  (vi) accumulated retained earnings $  (vii) contributed surplus $  (viii) minority interests in Subsidiaries $  (ix) accumulated other comprehensive income $  (x) Subordinated Debt $  (xi) (v) + (vi) + (vii) + (viii) + (ix) + (x) $  (xii) (iv) + (xi) $  (xiii) (iv) divided by (xii)  2. As at the Reference Date, Tangible Net Worth was $  , calculated as follows: (i) Total Equity (from 1(xi) above) $  (ii) book value of intangible assets (includes (i) goodwill plus (ii) Intellectual Property in excess of $100,000,000) $  (iii) (i) – (ii) $ 

- 2 - 3. As at the Reference Date, the Funded Indebtedness of the Restricted Subsidiaries 1 was $  , calculated as follows: (ii) (iii) (i) indebtedness for borrowed money (excluding $  Subordinate Debt) Capital Lease Obligations $  contingent liabilities $  (iv) (i) + (ii) + (iii) $  4. As at the Reference Date, the Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances and Funded Indebtedness was $  , calculated as follows: (i) Indebtedness secured by Liens referenced in subsection (n) of the definition of Permitted Encumbrances $  (ii) Funded Indebtedness of Restricted Subsidiaries $  (iii) (i) + (ii) $  5. As at the Reference Date, the sales and book value of total assets of Magna and the Restricted Subsidiaries on a consolidated basis is set forth below and the sales and book value of total assets of Magna on a consolidated basis is set forth below: Sales (i) Sales for Magna and Restricted Subsidiaries on a consolidated basis $  (ii) Sales for Magna on a consolidated basis $  (iii) (i) · (ii)  % (must not be less than 66/23%) 1 Excludes funded indebtedness of excluded subsidiaries as well as the Borrower.

- 3 - Book Value of Total Assets (i) Book value of total assets of Magna and Restricted Subsidiaries on a consolidated basis $  (ii) Book value of total assets of Magna on a consolidated basis $  (iii) (iv) · (v)  % (must not be less than 66/23%)

4154 - 0698 - 4773.15 SCHEDULE E EXCLUDED SUBSIDIARIES NIL

4154 - 0698 - 4773.15 SCHEDULE F ASSIGNMENT AND ASSUMPTION AGREEMENT Dated . Reference is made to the credit agreement dated as of March 6, 2023 (as it may be amended, modified, supplemented, restated or replaced from time to time, the “ Credit Agreement ”) among Magna International Inc., the Lenders party thereto and the Agent named therein. Terms defined in the Credit Agreement are used herein as therein defined. (the “ Assignor ”) and (the “ Assignee ”) agree as follows: 1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor a _% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below). 2. The Assignor (i) represents and warrants that as of the date hereof its Commitment is U.S. $ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of Obligations owing to it is U.S. $ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the members of the Magna Group or the performance or observance by the Borrower of any of its obligations under the Credit Agreement; and (v) gives notice to the Agents, the Lenders and the Borrower of the assignment to the Assignee hereunder. 3. The effective date of this Assignment (the “ Effective Date ”) shall be . 4. The Assignee hereby agrees to the specific Commitment of U.S.$ . 5. As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Agreement held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Agreement that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment and Credit Agreement, relinquish its rights and be released from its obligations under the Credit Agreement.

- 2 - 6. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Effect Date directly between themselves. 7. This Assignment shall be governed by, and construed in accordance with, the laws of the province of Ontario and laws of Canada applicable therein. [ASSIGNOR] By: Title [ASSIGNEE] By: Title Address Attention: Telefax: THE BANK OF NOVA SCOTIA, as Agent By: Name: Title: By: Name: Title: _

- 3 - AGREED AND CONSENTED TO BY THE UNDERSIGNED [Note: Not required if an Event of Default has occurred and is continuing] MAGNA INTERNATIONAL INC. By: Name: Title: By: Name: Title: